MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months and nine months ended September 30, 2016 and 2015

Dated November 3, 2016

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Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the three and nine months ended September 30, 2016 (“Q3 2016” and “Q3 YTD 2016”, respectively). The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2015 and 2014 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the unaudited condensed interim consolidated financial statements (“interim financial statements”) of the Company for the three and nine months ended September 30, 2016 and 2015 (prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the interim financial statements. This MD&A contains forward looking information that is subject to risk factors set out in the cautionary note herein. This discussion also covers the three and nine months ended September 30, 2015 (“Q3 2015” and “Q3 YTD 2015”, respectively) and the subsequent period up to the date of this MD&A. Dollar amounts are stated in millions of United States dollars (“USD”), the Company’s functional currency, except where otherwise noted. Tabular amounts are presented in thousands of USD, except where otherwise noted. Information for this MD&A is prepared as at November 3, 2016.

BUSINESS OVERVIEW

Tahoe is a Canadian public company involved in mine operations and mineral exploration and development. Tahoe’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “THO” and on the New York Stock Exchange (“NYSE”) under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresources.com.

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activities are the exploration, development, operation and acquisition of mineral properties for the mining of precious metals in the Americas. Currently, the Company’s business involves profitably operating the Escobal mine, a silver mining operation located in southeastern Guatemala, the La Arena and Shahuindo mines, gold mining operations located in northwestern Peru, and as a result of the acquisition of Lake Shore Gold Corp. (“Lake Shore Gold”) on April 1, 2016, the Bell Creek and Timmins West mines (together, the “Timmins mines”), gold mining operations located in northeastern Ontario, Canada. Additional business objectives include the expansion of gold production at the Shahuindo and Bell Creek mines, the development of the nearby Whitney Project and the acceleration of exploration programs in Peru and Canada.

All of the Company’s operations are within the mining sector. The Company produces silver, gold, lead and zinc from mines located in Guatemala, Peru and Canada. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of corporate policies and international standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities. The Company’s executive management reviews these results to make decisions about resources to be allocated to each segment and assess the performance of each. The corporate office in Reno, Nevada provides support to the operations and exploration activities with respect to financial, legal, technical and human resources. Operating the mines profitably will require that the Company consistently meet production targets and effectively manage costs.

Financial and operational information provided in this MD&A excludes the results of Lake Shore Gold prior to April 1, 2016, the date of acquisition. Financial and operational information provided in this MD&A excludes the results from Rio Alto Mining Limited (“Rio Alto”) prior to April 1, 2015, the date of acquisition.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

HIGHLIGHTS

Q3 2016 AND Q3 YTD 2016 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION(1)

•	Record silver and gold production totaling 16.4 million ounces of silver and 265,146 ounces of gold(2) for Q3 YTD 2016 which remains on track to meet 2016 Guidance.
•	Production totaling 5.0 million ounces silver and 98,419 ounces gold(2) for Q3 2016.
•	Total cash costs net of by-product credits(4) and all-in sustaining costs(4) per ounce for both silver and gold remain on track to meet revised 2016 Guidance.
•

Record cash flow provided by operating activities before changes in working capital of $126.0 million and $311.3 million for Q3 2016 and Q3 YTD 2016, respectively or $0.40 per share in Q3 2016 and a record $1.10 per share in Q3 YTD 2016.

•

Adjusted earnings(4) of $65.7 million or $0.21 adjusted earnings per share(4) (basic and diluted) in Q3 2016 and adjusted earnings(4) of $162.0 million or $0.57 adjusted earnings per share(4) (basic and diluted) in Q3 YTD 2016.

•	Earnings of $63.0 million or $0.20 per share (basic and diluted) in Q3 2016 and $117.6 million or $0.42 per share (basic and diluted) in Q3 YTD 2016.
•	Total dividends of $18.7 million and $50.7 million were paid to shareholders in Q3 2016 and Q3 YTD 2016, respectively.
•	The Company announced the implementation of a dividend reinvestment plan effective October, 2016.
•	Additional operational and financial highlights include the following:

	Q3 2016	Q3 YTD 2016(1)
Revenues(3)	$234,721	$595,105
Earnings from operations	$99,425	$210,802
Cash flow provided by operating activities	$78,679	$141,650
Costs per silver ounce produced(4)(5)
Total cash costs net of by-product credits	$6.50	$5.66
All-in sustaining costs net of by-product credits	$8.68	$7.55
Costs per gold ounce produced(4)(5)
Total cash costs net of by-product credits	$625	$632
All-in sustaining costs net of by-product credits	$974	$979

(1)	Consolidated information includes operational and financial information from Lake Shore Gold beginning April 1, 2016, the date of acquisition.
(2)

Commercial production at Shahuindo was declared on May 1, 2016. The 265,146 gold ounces produced for Q3 YTD 2016 include 34,634 gold ounces produced in doré at Shahuindo. These ounces include pre-commercial production ounces produced (13,407 gold ounces in doré produced in the period of January through April 2016, respectively).

(3)

Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and have been credited against construction capital through April 30, 2016. Consolidated revenues include five months of sales from Shahuindo operations.

(4)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(5)

The calculation of total cash costs and all-in sustaining costs net of by-product credits per gold ounce produced exclude pre-commercial production costs incurred and ounces produced at the Shahuindo mine.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

BUSINESS COMBINATION WITH LAKE SHORE GOLD

Terms of the business combination

On April 1, 2016 (the “Acquisition Date”), the Company completed the previously announced acquisition of Lake Shore Gold pursuant to a statutory plan of arrangement (the “Arrangement”).

The Arrangement was approved by shareholders of the Company and the shareholders of Lake Shore Gold on March 31, 2016 and received final court approval on April 1, 2016.

The Arrangement was completed pursuant to the terms of a definitive arrangement agreement dated February 8, 2016 between the Company and Lake Shore Gold (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, Lake Shore Gold became a wholly-owned subsidiary of the Company on April 1, 2016 and all of the issued and outstanding common shares of Lake Shore Gold (each a “Lake Shore Gold Share”) were transferred to the Company in consideration for the issuance by the Company of 0.1467 of a common share for each Lake Shore Gold Share (each whole common share a “Tahoe Share”).

In connection with the closing of the Arrangement, the Company issued an aggregate of 69,239,629 Tahoe Shares to the former shareholders of Lake Shore Gold. On closing of the Arrangement, the Company had 297,096,329 common shares issued and outstanding, with former Lake Shore Gold shareholders holding approximately 23% on an undiluted basis. The Company authorized the issuance of up to an additional 1,621,877 Tahoe Shares issuable upon the exercise of former stock options to acquire Lake Shore Gold Shares. See also “Convertible debentures” below.

Total consideration paid was based on the April 1, 2016 opening price of Tahoe Shares on the TSX of CAD$12.75 and a CAD to USD foreign exchange rate of 0.7665, and is comprised of the following:

	Shares
	Issued/Issuable	Consideration
Fair value estimate of the Tahoe share consideration	69,239,629	$676,670
Fair value estimate of the consideration for options(1)	1,621,877	8,436
Total consideration	70,861,506	$685,106

(1)

The fair value of the options was determined using the Black-Scholes option pricing model. Where applicable, the inputs and ranges used in the measurement of the fair value (CAD) of the options are as follows:

Share price (CAD) at April 1, 2016	$12.75
Exercise price (CAD)	$2.79-25.97
Expected volatility	48.41%-62.60%
Expected life (years)	0.04-4.67
Expected dividend yield	2.46%
Risk-free interest rate	0.54-0.62%%
Fair value (CAD)	$0.00-9.65
April 1, 2016 CAD to USD exchange rate	$0.77
Fair value (USD)	$0.01-7.40

This acquisition has been accounted for as a business combination with Tahoe as the acquirer. As at September 30, 2016, the allocation of the purchase price has not been finalized as management is in the process of determining the fair values of identifiable assets and liabilities assumed, measuring the associated deferred income tax assets and liabilities, and determining the value of goodwill.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The preliminary purchase price has been allocated to the following identifiable assets and liabilities based on their estimated fair values at the date of acquisition:

April 1, 2016
Cash and cash equivalents	$70,187
Trade and other receivables	4,930
Inventories	13,774
Other current and non-current assets	3,876
Property, plant and equipment	174,747
Mineral interests and exploration potential	513,044
Goodwill(1)	129,908

Accounts payable, accrued liabilities and other(2)	(45,246)
Lease obligation	(16,589)
Reclamation provision	(5,601)
Convertible debentures	(105,693)
Deferred tax liability	(52,231)
Total net assets acquired	$685,106

(1)

Goodwill of $129.9 million was recognized due to the deferred tax liability generated on the business combination and the consideration in excess of the identified fair values of the assets acquired and the liabilities assumed which was the result of the appreciation of Tahoe’s share price between the February 9, 2016 announcement of the share exchange ratio and the closing price on April 1, 2016 upon completion of the business combination. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.

(2)

Accounts payable, accrued liabilities and other includes a liability of $2.1 million relating to PSUs which were outstanding and not converted prior to the acquisition on April 1, 2016. The PSUs were converted into 211,442 commons shares of the Company during the Q3 YTD 2016.

Lake Shore Gold’s principal mining properties are its 100% owned Timmins mines located in northeastern Ontario, Canada.

The revenues and net earnings included in the interim financial statements are $96.9 million and $16.6 million, respectively. The net earnings includes the impact of the $32.3 million non-cash loss recognized on the redemption of the convertible debentures. Total transaction costs incurred relating to the acquisition and included in general and administrative expenses for Q3 2016 and Q3 YTD 2016 are $0.1 million and $11.1 million, respectively. Included in these transaction costs are 455,019 common shares of the Company issued with a value of $5.3 million.

Had the acquisition occurred on January 1, 2016, the total pro-forma consolidated revenues and consolidated net earnings of the Company for Q3 YTD 2016 would have been $642.5 million and $92.0 million, respectively.

The acquisition supports the Company’s growth strategy by adding high-quality assets which will increase the sustainable production level, contribute to cash flow and diversify the Company’s operations.

Convertible debentures

Lake Shore Gold had outstanding a class of 6.25% convertible unsecured debentures (the “Debentures”), which were governed by an indenture dated September 7, 2012, as supplemented effective April 1, 2016. On April 1, 2016, as a result of the completion of Tahoe’s acquisition of Lake Shore Gold, Lake Shore Gold gave notice of its offer to purchase for Tahoe Shares all of its outstanding Debentures at 100% of the principal amount plus accrued and unpaid interest (the “Change of Control Offer”).

Concurrently with the Change of Control Offer, Lake Shore Gold gave notice of its election to redeem the Debentures on May 16, 2016 at a price equal to their principal amount plus accrued and unpaid interest. Lake Shore Gold elected to satisfy its obligation to repay the principal amount of the Debentures by issuing Tahoe Shares to the holders of the Debentures. The number of Tahoe Shares to be issued was determined by dividing the aggregate principal amount of the outstanding Debentures redeemed by 95% of the volume weighted average trading price of Tahoe Shares for the 20 trading days ended on and including May 9, 2016.

Debentureholders maintained the right to convert the Debentures at any time prior to May 13, 2016 at a conversion price of CAD$9.5433 per Tahoe Share, being a conversion rate of 104.7856 Tahoe Shares per $1,000 principal amount of the Debentures. An aggregate of 10,611,411 Tahoe Shares were issued pursuant to the exercise of conversion rights available to the debentureholders. The Debentures remaining outstanding after the voluntary conversions were redeemed by Lake Shore Gold on May 16, 2016 for an aggregate of 122,264 Tahoe Shares, and the Debentures were delisted from trading on the TSX at the close of business that day. As a result of the redemption of the remaining debentures during Q3 YTD 2016, the Company recognized a non-cash loss of $32.3 million as a result of the appreciation of Tahoe’s share price between the closing price on April 1, 2016 and completion of the redemption on May 16, 2016. See the “Selected Consolidated Financial Results – Review of Consolidated Financial Results – Q3 YTD 2016 vs. Q3 YTD 2015 – Other expense – Loss on debenture” section of this MD&A.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Further information about the Arrangement and Lake Shore Gold can be found in the management information circulars dated March 9, 2016 sent to shareholders of each of the Company and Lake Shore Gold in advance of their shareholder meetings, in the Arrangement Agreement, in the Company’s news release dated April 1, 2016, in the Company’s business acquisition report dated April 29, 2016, and in the Company’s news release dated May 17, 2016, copies of which have been filed under the Company’s or Lake Shore Gold’s profile on SEDAR at www.sedar.com.

LA RAMADA SALE LEASEBACK AND CURRENCY SWAP

On August 3, 2016, the Company terminated the currency swap associated with the La Ramada sale-leaseback in Peru for $1.9 million. On August 5, 2016, the Company terminated the lease for $11.0 million, including $0.2 million in termination fees and on the same date, the Company repurchased the La Ramada substation under the terms of the lease agreement.

UPDATE ON LEGAL DECISION RELATING TO HEARING OF A 2013 ENVIRONMENTAL OPPOSITION

On November 26, 2015, Guatemala’s Constitutional Court (the “Court”) upheld a lower court’s decision against Guatemala’s Ministry of Energy and Mines (“MEM”) and instructed MEM to hear an opposition that MEM had considered and rejected (without a hearing) in advance of issuing Escobal’s exploitation license in 2013. The validity of the license was not a question before the Court. In March 2016, an individual, represented by a local anti-mining non-government organization requested the Court clarify its ruling and issue an explicit statement invalidating the Escobal license. In May 2016, the Court rejected that request. In September 2016, the Court of Appeal rejected an identical request to suspend the license.

In June 2016, MEM began the process of hearing the opposition pursuant to the Constitutional Court’s order. The opposition involved dated claims of prospective environmental harm (no such harm has materialized) and inadequate consultation. All involved parties have filed briefs in the matter, the hearing of which has been indefinitely postponed. Based on the legal posture of the case, the lack of environmental damage after three years of operations and the extensive consultation process that MSR followed prior to issuance of the license, the Company expects a favorable ruling.

CHANGE IN MANAGEMENT

On August 9, 2016, the Company announced the following management changes, effective August 16, 2016:

•	Ron Clayton became President and Chief Executive Officer and was appointed to the Company’s Board of Directors. Kevin McArthur resumed his duties as Executive Chair and continues as a Director;
•	Elizabeth McGregor became Vice President and Chief Financial Officer and Mark Sadler moved to the position of Vice President, Project Development;
•	Tom Fudge became Vice President, Operations of the Company and David Howe became Vice President Guatemala Operations and Managing Director, Minera San Rafael, S.A.;
•	Phil Dalke became Vice President, Peru Operations and Managing Director, Rio Alto SAC; and
•	Peter van Alphen became Vice President and Managing Director, Timmins Operations.

For additional details, see the Company’s press release dated August 9, 2016 which is available on the Company’s website and on SEDAR at www.sedar.com.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

DIVIDEND REINVESTMENT PLAN

On August 11, 2016, the Company announced the introduction of a dividend reinvestment plan (the “DRIP”). The DRIP provides eligible holders of Tahoe common shares an opportunity to purchase additional common shares of the Company  without paying commissions or other service charges by reinvesting their cash dividends. The DRIP allows shareholders to reinvest their cash dividends into additional common shares issued from treasury at a 3% discount to the Average Market Price (as defined in the DRIP). The DRIP is available for enrollment and became effective for the dividend declared in October 2016.

Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Participation in the DRIP is open to all registered and beneficial shareholders in Canada, the United States and those other jurisdictions where participation in the DRIP is not prohibited or restricted by applicable law. Dividends are paid only when declared by Tahoe’s Board of Directors and the Company may, in its discretion, change or eliminate the discount applicable to treasury acquisitions, or direct that common shares be purchased through market acquisitions at the prevailing market price, in which case no discount would apply.

For additional details, see the Company’s press release dated August 11, 2016 which is available on the Company’s website and on SEDAR atwww.sedar.com.

FUTURE DEVELOPMENTS

2016 OPERATIONS OUTLOOK

The Company has revised its silver guidance regarding expected 2016 unit costs in the news release dated August 9, 2016 available atwww.sedar.com or on the Company’s website at www.tahoeresources.com. The improvements to silver guidance reflect strong operating results from the Escobal mine during the first nine months of 2016, as well as expectations for continued strong performance over the remainder of the year. The Company is now targeting the top end of its target range for production in 2016 of 18 to 21 million ounces. In addition, total cash costs per ounce net of by-product credits are now expected to average between $5.50 and $6.50 per ounce silver compared to the previous guidance of $7.50 to $8.50 per ounce. All-in sustaining costs net of by-product credits, are now expected to average between $8.00 and $9.00 per ounce silver versus the previous guidance of $10.00 to $11.00 per ounce of silver production.

2016 guidance (1)(2)(3)(6)(7)(8)

•	18 to 21 million ounces of silver contained in concentrates from the Escobal mine;
•	370 to 430 thousand ounces of gold in doré from the La Arena, Shahuindo, Timmins mines;
•	Cash costs per ounce(1)(5) range as outlined in the following table:

	Silver			Gold
Total cash costs per ounce before by-product credits	$8.10	to	$9.44	$675	to	$725
By-product per ounce credit for gold, lead and zinc(4)	(2.60)	to	(2.94)	-	to	-
Total cash costs per ounce net of by-product credits	$5.50	to	$6.50	$675	to	$725

All-in sustaining costs per ounce	$8.00	to	$9.00	$950	to	$1,000

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in the press releases dated August 9, 2016 available at www.sedar.com.
(2)	Assumes the following metals prices: $1,300/oz gold; $1,984/tonne lead; $1,984/tonne zinc.
(3)	Assumes payable by-product metal production: 10,154 ozs gold; 8,870 tonnes lead; 11,844 tonnes zinc.
(4)	By-product credits per ounce of silver: gold $0.63; lead $0.84; zinc $1.13; total $2.60.
(5)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces in doré (gold).
(6)

2016 Guidance figures presented are for the Escobal, La Arena and Shahuindo mines – full year of production and the Timmins mines – nine months of production based on acquisition date of April 1, 2016.

(7)	Numbers may not add due to rounding.
(8)	For details on revised silver guidance see the press release dated August 9, 2016 available at www.sedar.com.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The reconciliation which formed the basis for the ranges in the 2016 guidance is as follows:

Total cash costs	Silver	Gold
Production costs	$142,000	$275,000
Add/(subtract)
Treatment and refining charges	32,000	-
Total cash costs before by-product credits(1)	$174,000	$275,000
Less gold credit	(13,200)	-
Less lead credit	(17,600)	-
Less zinc credit	(23,500)	-
Total cash costs net of by-product credits	$119,700	$275,000

Silver ounces produced in concentrate (000’s)	20,000	-
Gold ounces produced in doré (000’s)	-	390
Total cash costs per ounce before by-product credits	$8.70	$700
Total cash costs per ounce net of by-product credits	$6.00	$700

(1)	Gold, lead and zinc by-product credits are calculated as follows:

	Silver
	Total Credit	Credit per ounce
Gold Ounces	$13,200	$0.63
Lead Tonnes	$17,600	$0.84
Zinc Tonnes	$23,500	$1.13

All-in sustaining costs	Silver	Gold
Total cash costs net of by-product credits	$119,700	$275,000
Sustaining capital	29,000	75,000
Exploration	1,000	12,000
Reclamation cost accretion	200	1,600
General and administrative expenses	22,000	16,000
All-in sustaining costs	$171,900	$379,600

Silver ounces produced in concentrate (000’s)	20,000	-
Gold ounces produced in doré (000’s)	-	390
All-in sustaining costs per ounce produced
net of by-product credits	$8.50	$975

TARGETS AND INITIATIVES

A key target for the Company is growing gold production to over 550,000 ounces per year by 2020, with production growth expected to come from both the Company’s Peruvian and Canadian gold mining operations. The Company is also targeting growth in mineral reserves and/or mineral resources at all of its operations, including growth of 2 to 4 million ounces in gold mineral reserves and/or mineral resources in Canada.

On May 3, 2016, the Company’s Board of Directors approved the Bell Creek Shaft Project (the “Shaft Project”). The Shaft Project, to be completed over a 2.5 year period, will extend the shaft from approximately 300 metres currently to the 1080 metre level elevation, and equip the shaft to hoist ore and waste. The project is being completed to increase production, lower unit costs, extend mine life and allow for accelerated delineation of the deep resources as well as exploration at depth. The Shaft Project is anticipated to cost approximately $80 million.

The Board of Directors also approved additional spending to accelerate exploration and delineation of the 144 Gap area and the Gold River and Whitney projects. 2016 guidance remains unchanged, as the capital for the Shaft Project in 2016 and the additional exploration spending have been offset with other savings and do not result in spending outside of the ranges provided in prior projections.

Further information about the Company’s expansion plans can be found in the Company’s news release dated May 3, 2016 which has been filed under the Company’s profile on SEDAR at www.sedar.com. Refer to the “Cautionary Statement on Forward-Looking Information” section of this MD&A.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED CONSOLIDATED FINANCIAL RESULTS

Selected consolidated financial information from continuing operations for Q3 2016 and Q3 YTD 2016 and the comparative periods is as follows:

			Q3 YTD	Q3 YTD
	Q3 2016	Q3 2015(1)	2016(2)	2015(1)
Metal Sold
Silver (000’s ozs)	4,800	5,492	14,573	13,975
Gold (ozs) (8)	108,791	59,814	257,483	123,721
Lead (t)	1,917	2,557	6,705	6,369
Zinc (t)	2,656	2,753	9,505	8,756
Realized Price
Silver in concentrate (per oz)	$20.64	$14.33	$18.54	$15.54
Gold in concentrate (per oz)	$1,374	$1,104	$1,366	$1,134
Gold in doré (per oz)	$1,321	$1,106	$1,264	$1,151
Lead (per t)	$2,204	$1,764	$1,829	$1,918
Zinc (per t)	$2,513	$1,653	$2,160	$1,940
LBMA/LME Price(3)
Silver (per oz)	$19.61	$14.91	$17.12	$16.01
Gold (per oz)	$1,335	$1,124	$1,260	$1,179
Lead (per t)	$1,873	$1,712	$1,780	$1,822
Zinc (per t)	$2,255	$1,844	$1,955	$2,040
Revenues	$234,721	$145,736	$595,105	$364,830
Earnings from operations	$99,425	$26,118	$210,802	$67,421
Earnings attributable to common
shareholders	$63,011	$13,255	$117,561	$35,806
Earnings per common share
Basic	$0.20	$0.06	$0.42	$0.18
Diluted	$0.20	$0.06	$0.42	$0.18
Adjusted earnings(4)	$65,657	$18,410	$161,970	$48,010
Adjusted earnings per common share(4)
Basic	$0.21	$0.08	$0.57	$0.24
Diluted	$0.21	$0.08	$0.57	$0.24
Dividends paid	$18,654	$13,627	$50,730	$36,077
Cash flow provided by operating activities before changes in working capital	$125,987	$52,962	$311,257	$129,882
Cash flow provided by operating activities	$78,679	$52,690	$141,650	$112,914
Cash and cash equivalents	$142,426	$110,553	$142,426	$110,553
Total assets	$3,033,218	$2,205,269	$3,033,218	$2,205,269
Total long-term liabilities	$276,180	$255,626	$276,180	$255,626
Costs per silver ounce produced
Total cash costs net of by-product credits(4)(5)	$6.50	$6.75	$5.66	$7.61
All-in sustaining costs per silver ounce net of by-product credits(4)(7)	$8.68	$9.72	$7.55	$10.69
Costs per gold ounce produced
Total cash costs net of by-product credits(4)	$625	$548	$632	$544
All-in sustaining costs per gold ounce net of by-product credits(4)(6)	$974	$729	$979	$696

(1)	Comparative Q3 2015 and Q3 YTD 2015 numbers exclude operational and financial information from Lake Shore Gold.
(2)

Q3 YTD 2016 numbers include operational and financial information from the Timmins mines beginning April 1, 2016, the date of acquisition and operational and financial information from Shahuindo beginning May 1, 2016, the commencement of commercial production.

(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(4)	Refer to the “Non-GAAP Financial Measures” section of this MD&A.
(5)

Total cash costs net of by-product credits per silver ounce produced for Q3 YTD 2015 include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a per ounce impact of $0.48 for Q3 YTD 2015. This impact was offset during Q4 2015 as a result of a $16.2 million reversal of the increased 10% royalty regime resulting in a positive impact of $2.94 per ounce.

(6)

All-in sustaining costs net of by-product credits per gold ounce produced for Q3 2016 and Q3 YTD 2016 exclude the impact of $0.1 million and $11.1 million, respectively, in non-recurring transaction costs related to the acquisition of Lake Shore Gold.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(7)

All-in sustaining costs net of by-product credits per silver ounce produced for Q3 2015 and Q3 YTD 2015 exclude the impact of $0.2 million and $5.7 million, respectively, in non-recurring transaction costs related to the acquisition of Rio Alto.

(8)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre- operating revenues and are credited against construction capital through April 30, 2016. Included in the 257,483 gold ounces sold for Q3 YTD 2016 are 31,464 gold ounces sold at Shahuindo which include four months of pre-commercial production ounces sold (7,583 ounces of gold in doré sold in the period January through April 2016, respectively).

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

Basis of presentation

The quarterly and year-to-date results presented are prepared in accordance with IAS 34. There has been no material change to these accounting policies and methods of application from those disclosed in note 3 to the Company’s consolidated financial statements, except as noted in notes 3 and 4 of the interim financial statements.

Q3 YTD 2016 vs. Q3 YTD 2015

The Company generated earnings of $117.6 million for Q3 YTD 2016 compared to $35.8 million for Q3 YTD 2015 as a result of the following factors (comparative 2015 data excludes Lake Shore Gold and includes data from Rio Alto beginning April 1, 2015):

Revenues

During Q3 YTD 2016, the Company sold in concentrate 14.5 million silver ounces and 5,857 gold ounces at realized prices of $18.54 and $1,366 per ounce, respectively, compared to 14.0 million silver ounces and 6,446 gold ounces at realized prices of $15.54 and $1,134 per ounce, respectively, during Q3 YTD 2015. During Q3 YTD 2016, the Company sold in concentrate 6,705 tonnes of lead and 9,505 tonnes of zinc at realized prices of $1,829 and $2,160 per tonne, respectively, compared to 6,369 tonnes of lead and 8,756 tonnes of zinc at realized prices of $1,918 and $1,940 per tonne, respectively, during Q3 YTD 2015.

During Q3 YTD 2016, the Company sold 251,626 ounces of gold in doré at an average realized price of $1,264 per ounce compared to 117,275 ounces of gold in doré at an average realized price of $1,151 per ounce during Q3 YTD 2015.

Silver in concentrate sales increased by approximately 4% during Q3 YTD 2016 when compared to Q3 YTD 2015, and realized silver metal prices increased by approximately 19%. Gold sales increased by 133,762 ounces or 108% due to the inclusion of ounces in doré sold from the Timmins mines beginning April 1, 2016, the date of acquisition, in addition to a full nine months of sales from La Arena and five months of commercial production sales from Shahuindo during Q3 YTD 2016. As a result, the Company generated revenues of $595.1 million, net of treatment and refining charges for Q3 YTD 2016, compared to $364.8 million in revenues for Q3 YTD 2015 - an increase of approximately $230.3 million or 63%.

The Company’s concentrate revenue and trade receivables include provisionally priced metal sales which are marked to market at the end of each reporting period based on the forward price for the quotational period stipulated in the contract (or an approximation thereof). Provisionally priced metal at September 30, 2016 includes 2.7 million silver ounces and 1,651 gold ounces at $19.17 and $1,315 per ounce, respectively, and 1,665 and 1,916 tonnes of lead and zinc at $2,105 and $2,375 per tonne, respectively.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties and depreciation and depletion, form a component of total operating costs and were $241.5 million for Q3 YTD 2016 compared to $175.0 million during Q3 YTD 2015. The increase is primarily due to the inclusion of production costs relating to the Timmins mines, acquired in Q3 YTD 2016 as well as a full nine months of production costs from the La Arena mine and five months of production costs from the Shahuindo mine during Q3 YTD 2016.

Royalties

During Q3 YTD 2016, royalty expense of $15.1 million compared to $29.4 million in Q3 YTD 2015. This $14.3 million decrease reflects a reduction in the statutory royalty rate in Guatemala when compared to the same period in 2015. Under the voluntary royalty agreements between the Company and municipal and federal governments in Guatemala, finalized concentrate sales below $16/oz silver do not trigger a payment obligation. Some concentrate sales during Q3 YTD 2016 were below the $16/oz threshold. The royalty decrease in Guatemala is partially offset by the inclusion of royalties paid in Canada relating to the production and sales at the Timmins mines.

Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

Depreciation and depletion

During Q3 YTD 2016, depreciation and depletion was $82.2 million compared to $55.6 million in Q3 YTD 2015. This increase is primarily due to the inclusion of depletion and depreciation relating to the Timmins mines, acquired in Q3 YTD 2016 as well as a full nine months of depreciation and depletion from the La Arena mine and five months of depreciation and depletion from the Shahuindo mine during Q3 YTD 2016.

Other operating expenses

Exploration expenses

Exploration expenses were $7.5 million for Q3 YTD 2016 compared to $5.9 million in Q3 YTD 2015. This increase is the result of increased exploration expenditures of $3.1 million in Canada related to the acquisition of Lake Shore Gold offset by decreases in exploration expenditures of $0.7 million and $0.8 million in Peru and Guatemala, respectively.

General and administrative expenses

General and administrative expenses were $38.0 million for Q3 YTD 2016 compared to $31.6 million for Q3 YTD 2015. This $6.4 million increase relates primarily to the inclusion of $11.1 million in transaction costs relating to the acquisition of Lake Shore Gold (an increase of $5.2 million when compared to the transaction costs recognized in Q3 YTD 2015 related to the acquisition of Rio Alto), an increase in professional and consulting fees of $2.9 million and share-based compensation of $1.3 million. These increases were offset primarily by a decrease in salaries and benefits of $3.0 million. The overall increase relates to the inclusion of general and administrative expenses associated with the acquisition of Lake Shore Gold during Q3 YTD 2016.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Other expense

Interest Expense

Interest expense for Q3 YTD 2016 was consistent at $2.9 million compared to $2.9 million in Q3 YTD 2015.

Net foreign exchange gain

A foreign exchange gain of $0.1 million was recognized during Q3 YTD 2016 compared to a loss of $0.4 million during Q3 YTD 2015. The variation in foreign exchange compared to the prior year period is the result of increased foreign exchange gains related to the Canadian dollar offset by increased losses related to Guatemala quetzal and Peruvian sol.

Loss on debenture

As a result of the redemption of the outstanding Lake Shore Gold debentures, the Company recognized a non-cash loss of $32.3 million during Q3 YTD 2016. This loss was attributable to the appreciation of Tahoe’s share price between the date of acquisition on April 1, 2016 and the completion of the redemption on May 16, 2016.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Selected quarterly consolidated financial information from continuing operations for the most recent eight quarters is as follows:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2016	2016	2016(1)	2015(1)	2015(1)	2015(1)	2015(1)(2)	2014(1)(2)
Metal Sold
Silver (000’s ozs)	4,800	5,212	4,563	6,244	5,492	3,840	4,640	4,073
Gold (ozs) (8)	108,791	98,094	50,598	59,766	59,814	61,734	2,173	1,567
Lead (t)	1,917	2,402	2,386	3,396	2,557	1,602	2,210	1,818
Zinc (t)	2,656	3,513	3,336	4,542	2,753	2,507	3,495	3,068
Realized Price
Silver in concentrate (per oz)	$20.64	$18.95	$15.92	$14.10	$14.33	$15.29	$17.16	$14.99
Gold in concentrate (per oz)	$1,374	$1,362	$1,364	$1,045	$1,104	$1,089	$1,204	$1,198
Gold in doré (per oz)	$1,321	$1,255	$1,166	$1,089	$1,106	$1,182	$-	$-
Lead (per t)	$2,204	$1,779	$1,590	$1,804	$1,764	$2,330	$1,763	$1,754
Zinc (per t)	$2,513	$2,237	$1,875	$1,549	$1,653	$2,127	$2,023	$2,112
LBMA/LME Price(3)
Silver (per oz)	$19.61	$16.78	$14.85	$14.77	$14.91	$16.41	$16.71	$16.50
Gold (per oz)	$1,335	$1,259	$1,181	$1,105	$1,124	$1,193	$1,219	$1,201
Lead (per t)	$1,873	$1,719	$1,744	$1,681	$1,712	$1,947	$1,807	$2,000
Zinc (per t)	$2,255	$1,918	$1,679	$1,612	$1,844	$2,195	$2,023	$2,235
Revenues(8)	$234,721	$228,251	$132,133	$154,891	$145,736	$133,812	$85,282	$65,396
Earnings (loss) from operations	$99,425	$65,022	$46,355	$(146,973)	$26,118	$2,615	$38,688	$15,829
Earnings (loss)	$63,011	$16,742	$37,808	$(107,717)	$13,255	$(9,339)	$31,890	$9,836
Earnings (loss) per common share
Basic	$0.20	$0.05	$0.17	$(0.47)	$0.06	$(0.04)	$0.22	$0.07
Diluted	$0.20	$0.05	$0.17	$(0.47)	$0.06	$(0.04)	$0.22	$0.07
Adjusted earnings (loss) (4)	$65,657	$57,873	$35,489	$51,005	$18,410	$(2,428)	$34,119	$10,092
Adjusted earnings (loss) per Common Share(4)
Basic	$0.21	$0.19	$0.16	$0.22	$0.08	$(0.01)	$0.23	$0.07
Diluted	$0.21	$0.19	$0.16	$0.22	$0.08	$(0.01)	$0.23	$0.07
Dividends paid	$18,654	$18,419	$13,657	$13,640	$13,627	$13,589	$8,862	$2,953
Cash flow provided by operating activities before changes in working capital	$125,987	$115,951	$69,319	$96,786	$52,962	$28,027	$48,893	$27,548
Cash flow provided by operating activities	$78,679	$37,678	$25,293	$54,161	$52,690	$34,450	$25,774	$17,773
Cash and cash equivalents	$142,426	$151,707	$90,790	$108,667	$110,553	$112,222	$85,951	$80,356
Total assets	$3,033,218	$2,981,740	$2,005,860	$2,002,461	$2,205,269	$2,176,837	$997,462	$975,628
Total non-current liabilities	$276,180	$269,984	$194,679	$187,550	$255,626	$243,402	$5,331	$5,693
Costs per silver/gold ounce produced
Total cash costs net of by- product credits(4)(5)	6.50/ $ 625	6.07/ $ 647	4.51/ $ 638	2.23/ $ 541	6.75/ $ 548	9.27/ $ 540	$7.10	$6.26
All-in sustaining costs per ounce net of by- product credits(4)(6)(7)	8.68/ $ 974	8.16/ $ 973	5.97/ $ 825	4.85/ $ 774	9.72/ $ 729	12.87/ $ 664	$9.78	$9.09

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(1)	Comparative Q1 2016 and prior quarter numbers exclude operational and financial information from the Timmins mines.
(2)	Comparative Q1 2015 and prior quarter numbers exclude operational and financial information from the La Arena and Shahuindo mines.
(3)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(4)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(5)

Total cash costs net of by-product credits per silver ounce produced for Q2 2015 include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a negative per ounce impact of $1.60 per ounce. This impact was offset during Q4 2015 as a result of a $16.2 million reversal of the increased 10% royalty regime resulting in a positive impact of $2.94 per ounce.

(6)

All-in sustaining costs net of by-product credits per gold ounce produced for Q1 2016, Q2 2016 and Q3 2016 exclude the impact of $0.7 million, $10.3 million and $0.1 million, respectively, in transaction costs related to the acquisition of Lake Shore Gold.

(7)

All-in sustaining costs net of by-product credits per gold ounce produced for Q2 2015, Q3 2015 and Q4 2015 exclude the impact of $5.7 million, $0.2 million, and $1.3 million, respectively, in transaction costs related to the acquisition of Rio Alto.

(8)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre- operating revenues and are credited against construction capital through April 30, 2016. Included in the 98,094 gold ounces sold during Q2 2016, are 22,093 gold ounces at Shahuindo which include one month of pre-commercial production ounces produced and sold (5,252 ounces of gold in doré sold in the month of April 2016).

REVIEW OF QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, timing of concentrate and doré sales, fluctuations in the amount of finished goods, construction costs, stock based compensation, royalty payments, interest income on fluctuating cash balances, foreign exchange gains (losses) and exploration drill programs.

Basis of presentation

The quarterly results presented are prepared in accordance with IAS 34. There has been no material change to these accounting policies and methods of application from those disclosed in note 3 to the Company’s consolidated financial statements, except as noted in notes 3 and 4 of the interim financial statements.

Q3 2016 vs. Q3 2015

The Company generated earnings of $63.0 million for Q3 2016 compared to earnings of $13.3 million for Q3 2015 as a result of the following factors:

Revenues

During Q3 2016, the Company sold in concentrate 4.8 million silver ounces and 1,751 gold ounces at realized prices of $20.64 and $1,374 per ounce, respectively, compared to 5.5 million silver ounces and 2,761 gold ounces at realized prices of $14.33 and $1,104 per ounce, respectively during Q3 2015. During Q3 2016, the Company sold in concentrate 1,917 tonnes of lead and 2,656 tonnes of zinc at realized prices of $2,204 and $2,513 per tonne, respectively, compared to 2,557 tonnes of lead and 2,753 tonnes of zinc at realized prices of $1,764 and $1,653 per tonne, respectively, during Q3 2015.

During Q3 2016, the Company sold 107,040 ounces of gold in doré, including pre-commercial production ounces from Shahuindo, at an average realized price of $1,321 per ounce compared to 57,053 ounces of gold in doré at an average realized price of $1,106 per ounce during Q3 2015. There were no pre-commercial production ounces from Shahuindo during Q3 2015.

Silver in concentrate sales decreased by 13% during Q3 2016 when compared to Q3 2015 which was offset by an increase in realized silver metal prices of approximately 44%. The inclusion of doré sales from the Timmins mines as well as commercial production revenues from Shahuindo, resulted in total revenues of $234.7 million, net of treatment and refining charges for Q3 2016, compared to $145.7 million in revenues for Q3 2015. This is an increase in metal revenues of approximately $89.0 million or 61%.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, depreciation and depletion, form a component of total operating costs and were $90.3 million for Q3 2016 compared to $72.5 million during Q3 2015. The increase is primarily due to the inclusion of production costs at the Timmins mines, acquired in Q2 2016 in addition to production costs at the Shahuindo mine after the declaration of commercial production on May 1, 2016.

Royalties

During Q3 2016, royalty expense was $4.9 million compared to $8.3 million in Q3 2015. This decrease of $3.4 million reflects a reduction in the statutory royalty rate when compared to the same period in 2015. Under the voluntary royalty agreements between the Company and municipal and federal governments in Guatemala, finalized concentrate sales below $16/oz silver do not trigger a payment obligation. Some concentrate sales during Q3 2016 were below the $16/oz threshold. The royalty decrease in Guatemala is partially offset by the inclusion of royalties paid in Canada relating to the production and sales at the Timmins mines.

Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

Depreciation and depletion

During Q3 2016, depreciation and depletion was $27.9 million compared to $24.8 million in Q3 2015. This increase of $3.1 million is primarily due to the depletion and depreciation relating to the Timmins mines, acquired in Q2 2016 as well as depreciation and depletion from the Shahuindo mine during Q3 2016.

Other operating expenses

Exploration expenses

Exploration expenses were $4.7 million for Q3 2016 compared to $3.3 million in Q3 2015. This increase is the result of increased exploration expenditures in Canada of $2.4 million related to the acquisition of Lake Shore Gold offset by decreases in exploration expenditures of $0.9 million and $0.1 million in Peru and Guatemala, respectively.

General and administrative expenses

General and administrative expenses were $7.5 million for Q3 2016 compared to $10.7 million for Q3 2015. This $3.2 million decrease relates primarily to a decrease in salaries and benefits and share-based compensation of $2.4 million and $0.2 million, respectively, and a decrease in administrative and other expenses of $1.3 million. These decreases were offset by increases in professional and consulting fees of $0.7 million.

Other expense

Interest Expense

Interest expense for Q3 2016 remained consistent at $0.8 million compared to $0.7 million in Q3 2015.

Net foreign exchange loss

A foreign exchange loss of $3.3 million was recognized during Q3 2016 compared to a loss of $1.1 million recognized during Q3 2015. The variation in foreign exchange compared to the prior year period is mainly the result of increased foreign exchange losses related to the Peruvian sol offset by gains related to the Canadian dollar.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q3 2016 vs. Q2 2016

The Company generated earnings of $63.0 million for Q3 2016 compared to earnings of $16.7 million for Q2 2016 as a result of the following factors:

Revenues

During Q3 2016, the Company sold in concentrate 4.8 million silver ounces and 1,751 gold ounces at realized prices of $20.64 and $1,374 per ounce, respectively, compared to 5.2 million silver ounces and 1,981 gold ounces at realized prices of $18.95 and $1,362 per ounce, respectively during Q2 2016. During Q3 2016, the Company sold in concentrate 1,917 tonnes of lead and 2,656 tonnes of zinc at realized prices of $2,204 and $2,513 per tonne, respectively, compared to 2,402 tonnes of lead and 3,513 tonnes of zinc at realized prices of $1,779 and $2,237 per tonne, respectively, during Q2 2016.

During Q3 2016, the Company sold 107,040 ounces of gold in doré at an average realized price of $1,321 per ounce compared to 96,113 ounces of gold in doré, including pre-commercial production ounces from Shahuindo, at an average realized price of $1,255 per ounce during Q2 2016.

Silver in concentrate sales decreased by 8% during Q3 2016 when compared to Q2 2016 which was offset by an increase in realized silver metal prices of approximately 9%. In addition, the inclusion of a full quarter of commercial production sales from the Shahuindo mine resulted in total revenues of $234.7 million, net of treatment and refining charges for Q3 2016, compared to $228.3 million in revenues for Q2 2016. This is an increase in metal revenues of approximately $6.4 million or 3%.

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, depreciation and depletion, form a component of total operating costs and were $90.3 million for Q3 2016 compared to $92.2 million during Q2 2016. The decrease is a result of timing differences related to sales.

Royalties

Under the voluntary royalty agreements between the Company and municipal and federal governments in Guatemala, finalized concentrate sales below $16/oz silver do not trigger a payment obligation. During Q3 2016, royalty expense was $4.9 million compared to $9.2 million in Q2 2016. This $4.3 million decrease is a result of approximately 0.4 million fewer ounces of silver sold in concentrate during Q3 2016 offset by sales from Q1 2016 which finalized during Q2 2016.

Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

Depreciation and depletion

During Q3 2016, depreciation and depletion was $27.9 million compared to $36.7 million in Q2 2016. This decrease of $8.8 million is primarily due to the timing of sales and increases in inventory at the mines.

Other operating expenses

Exploration expenses

Exploration expenses were $4.7 million for Q3 2016 compared to $2.4 million in Q2 2016. This is a result of increases in exploration expenditures in of $1.7 million and $0.6 million in Canada and Peru, respectively.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

General and administrative expenses

General and administrative expenses were $7.5 million for Q3 2016 compared to $22.6 million for Q2 2016. This $15.1 million decrease relates primarily to the inclusion of $11.0 million in transaction costs associated with the acquisition of Lake Shore Gold during Q2 2016, a $1.6 million decrease in professional and consulting fees, a $1.8 million decrease in share-based compensation and a $1.7 million decrease in administrative and other expenses. These decreases were offset by an increase of $1.0 million in salaries and benefits.

Other expense

Interest Expense

Interest expense for Q3 2016 was $0.8 million compared to $0.9 million in Q2 2016.

Net foreign exchange loss

A foreign exchange loss of $3.3 million was recognized during Q3 2016 compared to a gain of $1.3 million recognized during Q2 2016. The variation in foreign exchange compared to the prior period is the result of a strengthening of the Peruvian sol against the US dollar during the quarter offset by a weakening of the Canadian dollar against the US dollar.

Loss on debenture

As a result of the redemption of the outstanding Lake Shore Gold debentures, the Company recognized a non-cash loss of $32.3 million during Q2 2016. This loss was attributable to the appreciation of Tahoe’s share price between the date of acquisition on April 1, 2016 and the completion of the redemption on May 16, 2016.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED SEGMENTED OPERATIONAL RESULTS

Q3 2016 AND Q3 2015(5)

Selected quarterly segmented operational information from continuing operations for Q3 2016 and Q3 2015 is as follows:

	Q3 2016/Q3 2015
				Timmins
	Escobal	La Arena	Shahuindo(6)	mines	Total

Revenues	$103,461	$63,951	$9,550	$57,759	$234,721
	$82,569	$63,167	$-	$-	$145,736
Silver produced (000’s ozs)	4,976	7	11	-	4,994
	5,820	7	-	-	5,827
Gold produced (ozs)	2,314	48,516	10,099	37,490	98,419
	3,744	57,415	-	-	61,159
Silver sold (000’s ozs)	4,781	6	13	-	4,800
	5,488	4	-	-	5,492
Gold sold (ozs)	1,751	56,579	7,040	43,421	108,791
	2,761	57,053	-	-	59,814
Average realized price (1) (per oz)
Silver	$20.64	$-	$-	$-	$20.64
	$14.33	$-	$-	$-	$14.33
	$1,374	$1,312	$1,330	$1,256	$1,321
Gold	$1,104	$1,106	$-	$-	$1,106
Costs per ounce produced(2)(3)(4)
	$6.50	$593	$742	$635	$6.50/625
Total cash costs	$6.75	$548	$-	$-	$6.75/548
All-in sustaining costs	$8.68	$864	$990	$1,112	$8.68/974
	$9.72	$729	$-	$-	$9.72/729

(1)

Comparative London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices per ounce of silver and gold were $19.61 and $1,335, respectively for Q3 2016 and $14.91 and $1,124, respectively for Q3 2015.

(2)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(3)

Total cash cost per silver ounce produced at the Escobal mine and total cash cost per gold ounce produced at the La Arena, Shahuindo and Timmins mines, net of by-product credits. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(4)	The Company does not report on a gold equivalent ounce (“GEO”) basis and therefore there is no consolidated total for costs per GEO ounce produced.
(5)	Comparative Q3 2015 numbers exclude operational and financial information from Lake Shore Gold.
(6)

Comparative Q3 2015 numbers exclude operational and financial information from Shahuindo as commercial production was declared on May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q3 YTD 2016 AND Q3 YTD 2015(5)

Selected quarterly segmented operational information from continuing operations for Q3 YTD 2016 and Q3 YTD 2015 is as follows:

	Q3 YTD 2016/Q3 YTD 2015
				Timmins
	Escobal	La Arena	Shahuindo(6)	mines	Total

Revenues	$285,286	$181,842	$31,090	$96,887	$595,105
	$230,467	$134,363	$-	$-	$364,830

Silver produced (000’s ozs)	16,387	18	34	-	16,439
	14,887	13	-	-	14,900

Gold produced (ozs)	8,323	145,968	34,634	76,221	265,146
	8,355	117,697	-	-	126,052

Silver sold (000’s ozs)	14,528	15	30	-	14,573
	13,962	13	-	-	13,975

Gold sold (ozs)	5,857	145,591	31,464	74,571	257,483
	6,446	117,275	-	-	123,721
Average realized price (1) (per oz)

Silver	$18.54	$-	$-	$-	$18.54
	$15.54	$-	$-	$-	$15.54
	$1,366	$1,240	$1,271	$1,297	$1,264
Gold	$1,134	$1,151	$-	$-	$1,151
Costs per ounce produced(2)(3)(4)

Total cash costs	$5.66	$626	$638	$640	$5.66/632
	$7.61	$544	$-	$-	$7.61/544

All-in sustaining costs	$7.55	$859	$1,258	$1,131	$7.55/979
	$10.69	$696	$-	$-	$10.69/696

(1)

Comparative London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices per ounce of silver and gold were $17.12 and $1,260 for Q3 YTD 2016 and $16.01 and $1,179 for Q3 YTD 2015, respectively.

(2)	Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A.
(3)

Cost per silver ounce produced at the Escobal mine and average cost per gold ounce produced at the La Arena, Shahuindo and Timmins mines, net of by-product credits. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(4)	The Company does not report on a gold equivalent ounce (“GEO”) basis and therefore there is no consolidated total for costs per GEO ounce produced.
(5)

Comparative Q3 YTD 2015 numbers exclude operational and financial information from Lake Shore Gold and include operational and financial information from La Arena beginning April 1, 2015, the date of acquisition of Rio Alto.

(6)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre- operating revenues and are credited against construction capital through April 30, 2016. The 34,634 gold ounces produced in doré and 31,464 gold ounces sold at Shahuindo for Q3 YTD 2016 as presented include four months of pre-commercial production ounces produced and sold (13,407 gold ounces in doré produced and 7,583 ounces of gold in doré sold for the period of January through April 2016).

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

MINE OPERATIONS

Escobal mine

	Q3 2016	Q3 2015	Q3 YTD 2016	Q3 YTD 2015

Tonnes Milled	411,436	409,064	1,198,720	1,134,415
Average Tonnes Milled (tpd)	4,472	4,446	4,375	4,155
Average Metal Grades
Silver (g/t)	444	508	491	476
Gold (g/t)	0.31	0.44	0.36	0.37
Lead	0.57%	0.79%	0.71%	0.71%
Zinc	0.96%	1.27%	1.20%	1.18%
Average Metal Recovery(1)
Silver	84.8%	87.1%	86.6%	85.7%
Gold	56.5%	64.9%	60.4%	62.2%
Lead	86.0%	88.6%	87.2%	87.3%
Zinc	75.5%	77.7%	78.2%	77.6%
Recovered Metal(2)
Silver Ounces	4,975,540	5,819,756	16,387,376	14,886,907
Gold Ounces	2,314	3,744	8,323	8,355
Lead Tonnes	2,017	2,862	7,453	7,078
Zinc Tonnes	2,974	4,033	11,235	10,397
Costs Per Ounce Silver Produced(3)
Total cash costs per ounce before
by-product credits	$9.18	$8.79	$8.15	$10.04
Total cash costs per ounce net of
by-product credits	$6.50	$6.75	$5.66	$7.61
Total production costs per ounce
net of by-product credits	$8.96	$9.07	$8.12	$10.01
All-in sustaining costs per ounce
net of by-product credits	$8.68	$9.72	$7.55	$10.69
Capital Expenditures(4)	$6,601	$9,555	$19,189	$25,908

(1)	Percent silver and gold recovered into lead and zinc concentrates; percent lead recovered into lead concentrate; percent zinc recovered into zinc concentrate.
(2)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.
(3)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(4)	Capital expenditures include project and sustaining capital.

The Escobal mine is located in the Department of Santa Rosa of southeast Guatemala, about 40 km east-southeast of Guatemala City. Operations are exploiting the intermediate sulfidation silver-gold-lead-zinc mineralization by underground longhole stoping methods at a rate of approximately 4500 tpd. Processing by differential flotation produces precious metal rich lead and zinc concentrates for sale to international smelters. Proven and Probable mineral reserves at the Escobal mine as of January 1, 2016 totaled 29.1 million tonnes at an average silver grade of 332 g/t containing 310.4 million ounces of silver, with significant quantities of gold and base metals.

Escobal operational highlights include:

•

Average mill throughput of 4,472 tpd, with an average silver head grade of 444 g/t for Q3 2016 compared to average mill throughput of 4,446 tpd with an average silver head grade of 508 g/t for Q3 2015;

•

Produced metal concentrates containing 5.0 million ounces of silver, 2,314 ounces of gold, 2,017 tonnes of lead and 2,974 tonnes of zinc for Q3 2016, compared to 5.8 million ounces of silver, 3,744 ounces of gold, 2,862 tonnes of lead and 4,033 tonnes of zinc for Q3 2015;

•	Average silver recovery to concentrates of 84.8% for Q3 2016 compared to 87.1% for Q3 2015; and
•

Produced 4,890 tonnes of lead concentrates containing an average silver grade of 29,366 g/t for Q3 2016 compared to 6,749 tonnes of lead concentrates containing an average silver grade of 25,470 g/t for Q3 2015.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

During Q3 2016, 5,072 dry metric tonnes (“dmt”) of lead concentrate and 5,845 dmt of zinc concentrate containing approximately 4.8 million payable ounces of silver were shipped and sold to third party smelters compared to 6,687 dmt of lead concentrate and 6,113 dmt of zinc concentrate containing approximately 5.5 million payable ounces of silver shipped and sold during Q3 2015.

Q3 2016 concentrate sales generated $103.5 million in revenues at mine operating costs of $47.7 million resulting in mine operating earnings of $55.8 million. Concentrate sales for Q3 2015 generated $82.6 million in revenues at operating costs of $60.0 million resulting in a mine operating earnings of $22.6 million.

Total cash costs for the third quarter of 2016 were $6.50 per ounce, a decrease of $0.25 per ounce, or 4%, compared with the third quarter of 2015. The decrease is the result of lower enacted statutory royalty rates, cost and operating efficiencies achieved in the mine, offset by fewer ounces as a result of planned lower grades. Non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

All-in sustaining costs for Q3 2016 were $8.68 per ounce, a decrease of $1.04 per ounce, or 11%, compared with $9.72 per ounce in Q3 2015. The timing of capital expenditures, including capitalized development, impacted these costs.

Underground development and production

During Q3 2016 and Q3 YTD 2016, the Escobal mine delivered approximately 422,426 and 1,208,369 tonnes of ore to the surface, the majority of which were mined from primary and secondary transverse longhole stopes on multiple production sublevels in the Escobal Central Zone. Production continued in the East Zone with approximately 70,000 tonnes of ore to the surface within Q3.

Underground ramp, sublevel and stope development continued to advance in support of the life-of-mine production schedule, with 2,222 and 6,365 metres of development completed in Q3 2016 and Q3 YTD 2016, respectively.

Mill performance

Mill throughput averaged 4,472 and 4,375 tpd during Q3 2016 and Q3 YTD 2016, respectively. The mill processed a total of 411,436 and 1,198,720 tonnes with an average silver recovery of 84.8% and 86.6% during Q3 2016 and Q3 YTD 2016, respectively. As planned, the Q3 2016 silver recovery reflects lower grades and the introduction of ore from the East Zone to the process plant. Concentrate production totaled 4,890 and 17,053 tonnes of lead concentrate and 5,592 and 20,518 tonnes of zinc concentrate containing 4.98 million and 16.39 million ounces of silver during Q3 2016 and Q3 YTD 2016, respectively.

Capital projects

Construction and installation of pump stations and related infrastructure to support a series of underground dewatering wells on the 1190 level was completed in Q3 2016. Well drilling is scheduled to begin in Q4 2016 in advance of primary ramp development below the 1190 level, currently the deepest production level in the mine.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

La Arena mine

	Q3 2016	Q3 2015	Q3 YTD 2016	Q3 YTD 2015	(4)

Tonnes Ore Mined	3,810,514	3,186,537	11,404,812	6,379,547
Strip Ratio	2.22	1.83	2.19	1.77
Tonnes Placed on Pads(1)	3,448,438	3,295,120	10,850,891	6,741,243
Average Gold Grade(g/t)	0.53	0.63	0.50	0.61
Gold Ounces Placed on Pads	58,664	66,742	172,879	132,209
Gold Ounces Produced in Doré	48,516	57,415	145,968	117,697
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by-product credits	$594	$549	$627	$546
Total cash costs per ounce net of by-product credits	$593	$548	$626	$544
Total production costs per ounce net of by-product credits	$706	$745	$750	$713
All-in sustaining costs per ounce net of by-product credits	$864	$729	$859	$696
Capital Expenditures(3)	$9,456	$8,656	$22,547	$16,043

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.
(2)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(3)	Capital expenditures include project and sustaining capital.
(4)	Q3 YTD 2015 includes results from La Arena beginning April 1, 2015, the date of acquisition.

The La Arena gold mine is located in the Huamachuco District of northern Peru, 480km north-northwest of Lima. Operations are currently exploiting high sulfidation epithermal oxide gold mineralization hosted in brecciated sandstone within the Chimu Formation by open pit methods using conventional drill/blast, load and haul methods. Ore is truck-dumped onto leach pads with no crushing or agglomeration required prior to leaching. Metal recovery is by carbon-in-column absorption-desorption-refining processes which produce a gold-rich doré for sale to international refineries. Proven and Probable oxide mineral reserves at the La Arena mine as of January 1, 2016 totaled 80.3 million tonnes at an average gold grade of 0.36 g/t containing 919,000 ounces of gold.

La Arena operational highlights:

•

There were 3,810,514 tonnes of ore mined and 8,473,160 tonnes of waste for a strip ratio of 2.22 in Q3 2016 compared to 3,186,537 tonnes of ore mined and 5,829,046 tonnes of waste for a strip ratio of 1.83 in Q3 2015;

•

There were 3,448,438 tonnes of ore placed on the pad at an average gold grade of 0.53 g/t during Q3 2016 compared to 3,295,120 tonnes of ore place on the pad at an average gold grade of 0.63 g/t during Q3 2015;

•	There were 58,664 gold ounces placed on the pad during Q3 2016 compared to 66,742 gold ounces place on the pad during Q3 2015; and
•	There were 48,516 gold ounces produced in doré and 56,579 gold ounces sold during Q3 2016 compared to 57,415 gold ounces produced in doré and 57,053 gold ounces sold during Q3 2015.

Q3 2016 gold sales generated $64.0 million in revenues at mine operating costs of $32.8 million resulting in mine operating earnings of $31.2 million. Q3 2015 gold sales generated $63.2 million in revenues at mine operating costs of $45.6 million resulting in mine operating earnings of $17.6 million.

Total cash costs net of by-product credits for the third quarter of 2016 were $593 per ounce, an increase of $45 per ounce, or 8%, compared with the third quarter of 2015. The increase is the result of planned lower grades at this stage in the mine plan. Non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

All-in sustaining costs for the third quarter of 2016 were $864 per ounce, an increase of $135 per ounce, or 19%, compared with the same period in 2015. The increase reflects lower grades and increased capital expenditures for the leach pad and waste dump expansions.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Pit development and production

Production from the Calaorco pit in the quarter totaled 3.81 million tonnes of ore at an average strip ratio of 2.22. A total of 3.45 million tonnes at an average grade of 0.53 Au g/t containing 58,664 gold ounces were placed on the leach pads, with the remainder of the ore stockpiled.

Ore and waste continue to be mined from the third and fourth phases of the Calaorco Pit, with pit phase 3 nearing completion. Excavation of pit phase 5 was initiated in Q2 2016 on the eastern flank of the Calaorco Pit.

Absorption, desorption and refining process plant

The absorption, desorption and refining process plant performed well over the period with an average of 11.7 hectares under irrigation throughout Q3 2016. Pregnant solution collected in the pregnant leach solution pond was pumped to the absorption circuit at an average rate of 1,194 cubic metres per hour. Drought conditions experienced in areas of north-central Peru have not impacted operations at La Arena.

The La Arena plant produced 48,516 ounces of gold in doré during Q3 2016. Gold recovery continues to be approximately 86%.

Capital projects

Capital projects during Q3 2016 include planned extensions to the leach pad phase 4A3 and the waste dump phases 3B and 4B. Land purchasing program continues with focus on the remaining properties within project boundaries.

Installation of a re-pumping station to provide for irrigation to the final lifts of the leach pad stacking design was initiated in Q3 2016.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Shahuindo mine

	Q3 2016	Q3 2015(4)	Q3 YTD 2016(4)	Q3 YTD 2015(4)

Tonnes Ore Mined	1,502,847	-	4,009,857	-
Strip Ratio	0.64	-	0.60	-
Tonnes Placed on Pads(1)	737,093	-	2,431,642	-
Average Gold Grade(g/t)	0.80	-	0.86	-
Gold Ounces Placed on Pads	19,002	-	67,509	-
Gold Ounces Produced in Doré(4)	10,099	-	34,634	-
Costs Per Ounce Gold Produced(2)(5)
Total cash costs per ounce before by-product credits	$762	$-	$659	$-
Total cash costs per ounce net of by-product credits	$742	$-	$638	$-
Total production costs per ounce net of by-product credits	$988	$-	$848	$-
All-in sustaining costs per ounce net of by-product credits	$990	$-	$1,258	$-
Capital Expenditures(3)	$19,355	$-	$52,397	$-

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.
(2)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(3)	Capital expenditures include project and sustaining capital for the periods presented offset by a $9,388 pre-operating credit.
(4)

Commercial production at Shahuindo was declared on May 1, 2016. The 34,634 gold ounces produced in doré at Shahuindo for Q3 YTD 2016, include pre-commercial production ounces produced (13,407 gold ounces in doré produced in the period of January through April 2016, respectively).

(5)	Q3 YTD 2016 costs per ounce gold produced are calculated based on the five months of operational results after the declaration of commercial production on May 1, 2016.

The Shahuindo gold mine is located in the province of Cajabamba of northern Peru, approximately 510km north-northwest of Lima and 30km north of the Company’s La Arena mine. Operations are exploiting an intermediate-sulfidation sediment-hosted epithermal gold deposit by open pit methods using conventional drill/blast, load and haul methods. Ore is currently truck-dumped onto leach pads with plans to implement crushing and agglomeration of the ore prior to leaching in early Q3 2017. The mine is currently operating at a rate of 10,000 tonnes of ore per day and scheduled to increase to 36,000 tonnes of ore per day in 2018. Proven and Probable oxide mineral reserves at the Shahuindo mine as of January 1, 2016 totaled 111.9 million tonnes at an average gold grade of 0.53 g/t containing 1.91 million ounces of gold. The Company declared commercial production at Shahuindo in May 2016.

Shahuindo operational highlights:

•	There were 1,502,847 tonnes of ore mined and 963,280 of waste for a strip ratio of 0.64 in Q3 2016;
•	There were 737,093 tonnes of ore placed on the pad at an average gold grade of 0.80 g/t during Q3 2016;
•	There were 19,002 gold ounces placed on the pad during Q3 2016; and
•	There were 10,099 gold ounces produced in doré and 7,040 gold ounces sold during Q3 2016.

Q3 2016 gold sales generated $9.6 million in revenues at mine operating costs of $8.1 million resulting in mine operating earnings of $1.5 million.

Total cash costs net of by-product credits for the third quarter of 2016 were $742 per ounce and all-in sustaining costs were $990 for the same period. Costs were impacted by lower than anticipated recoveries, as well as lower tonnage available for leaching due to drought conditions. Non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Pit Development and Production

Production from the Shahuindo pit in Q3 2016 totaled 1.50 million tonnes of ore at an average strip ratio of 0.64. A total of 0.74 million tonnes at an average grade of 0.80 Au g/t containing 19,002 gold ounces were placed on the leach pads during Q3 2016.

A portion of the ore contains more fine-grained siltstone intercalated with sandstone than originally predicted and is being blended with coarser-grained sandstone as it is placed on the leach pads to improve leaching permeability until the crushing and agglomeration circuit is operational in 2017. Given the leaching and percolation characteristics experienced in full-scale operations, the Company has elected to bring forward the installation of the crushing and agglomeration circuit from 2018 to 2017 to increase gold recovery and optimize long-term production.

Absorption, Desorption and Refining Process Plant

The Shahuindo plant produced 10,099 ounces of gold in doré during the third quarter of 2016.

Due to severe drought conditions experienced in north-central Peru, the irrigation area on the leach pad was temporarily reduced in Q2 2016 due to a decrease in the availability of process water. Successful efforts to increase the permanent water supply during the third quarter have allowed the area under irrigation to return to planned levels. Run-of-mine ore continued to be placed on the leach pads at planned rates during the third quarter. As a result gold inventories in the heap increased to higher levels than anticipated. The Company expects to lower heap inventory and increase gold production over the next several quarters as a result of the increase availability in water supply. The Company has also implemented improvements to the stacking plan, material blending scheme and leach solution application practices and anticipates achieving the expected heap leach of 67% for run-of-mine ores announced earlier in 2016.

Capital Projects

Construction of the mine camp, offices, commissary and other ancillary facilities are nearing completion and are currently in use. The fuel farm installation was also completed in Q3 2016. These will support the 36,000 tpd operations.

Project capital includes construction of the second leach pad (pad 2A), which was advanced to 86% completion with 10.7 hectares of liner placed at the end of Q3 2016. The solution canal connecting pad 2A to the existing pad was completed in Q3 2016. Construction of the life-of-mine waste dump facility platform and foundation is in progress as is preparation for additional haul roads.

Engineering for the 12,000 tpd crushing and agglomeration circuit has been completed; equipment fabrication and procurement is ongoing with initial equipment delivery scheduled for Q4 2016. Site layout definition, earthworks and civil works engineering are nearing completion. Commissioning of the circuit, originally scheduled for March 2017, is now expected in Q3 2017 primarily due to permitting delays. The Company expects to complete the permitting process during Q1 2017 and is actively pursuing options to accelerate this timeline. Based on improved run-of-mine leaching results to date, management is now reassessing the need to construct the additional 24,000 tpd crushing and agglomeration circuit in order to achieve total production of 36,000 tpd.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Timmins mines

	Q3 2016	Q3 2015(4)	Q3 YTD 2016(4)	Q3 YTD 2015(4)

Tonnes Ore Mined	306,431	-	606,656	-
Tonnes Ore Milled	302,579	-	602,694	-
Average Tonnes Milled (tpd)	3,289	-	3,293	-
Average Gold Grade(g/t)	3.99	-	4.08	-
Average Gold Recovery	96.6%	-	96.4%	-
Gold Ounces Recovered	37,490	-	76,221	-
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce before by-product credits	$638	$-	$642	$-
Total cash costs per ounce net of by-product credits	$635	$-	$640	$-
Total production costs per ounce net of by-product credits	$841	$-	$895	$-
All-in sustaining costs per ounce net of by-product credits	$1,112	$-	$1,131	$-
Capital Expenditures(2)(3)	$21,013	$-	$56,767	$-

(1)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A. For a reconciliation to cash costs before by-product credits, refer to the “Non-GAAP Financial Measures” section of this MD&A.

(2)	Capital expenditures include project and sustaining capital.
(3)	Capital expenditures for Q3 YTD 2016 in the Timmins mines segment includes the acquired 2% net smelter return (“NSR”) royalty related to production at the Bell Creek mine of $12.5 million.
(4)	Q3 YTD 2016 includes results from the Timmins mines beginning April 1, 2016, the date of acquisition. Results prior to the acquisition date of April 1, 2016 are excluded.

Timmins mines consist of two mining operations: Bell Creek and Timmins West, both of which feed the Bell Creek Mill.

Total cash costs net of by-product credits for the third quarter were $635 per ounce. Cash costs were slightly higher than the second quarter of 2016 as a result of lower grades as scheduled in the mine plan. All-in sustaining costs for the third quarter were $1,112 per ounce which were impacted by on-going capitalized ramp and sub-level development advancements. Non-GAAP costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Timmins mines operational highlights:

•	There were 306,431 tonnes of ore mined in Q3 2016;
•	Average mill throughput of 3,289 tpd, with an average gold grade of 3.99 g/t for Q3 2016;
•	Average gold recovery of 96.6% for Q3 2016; and
•	There were 35,473 gold ounces produced in doré and 43,421 gold ounces sold during Q3 2016.

Q3 2016 gold sales generated $57.8 million in revenues at mine operating costs of $34.6 million resulting in mine operating earnings of $23.2 million.

Bell Creek

The Bell Creek mine is located in Hoyle Township, Ontario, Canada, approximately 20km northeast of the town of Timmins. Operations are exploiting steeply-dipping shear-hosted sulfide gold mineralization by underground longhole mining methods at a rate of approximately 900 tonnes of ore per day. Ore is processed at the Bell Creek mill. Proven and Probable mineral reserves at the Bell Creek mine as of January 1, 2016 totaled 2.1 million tonnes at an average gold grade of 4.50 g/t containing 309,000 ounces of gold.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Underground Development and Production

Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with 2,294 metres of development completed in the third quarter. Infill and definition drilling at the Bell Creek mine totaled 2,082 metres in Q3 2016. A total of 11,786 metres of infill and definition drilling to better define resources at Bell Creek have been completed through Q3 YTD.

During Q3 2016, the Bell Creek mine delivered approximately 76,779 tonnes of ore to surface, mined from longitudinal longhole stopes on multiple production sublevels. During Q3 YTD 2016, the Bell Creek mine delivered approximately 231,820 tonnes of ore to surface.

Capital Projects

Progress continues this quarter on the shaft project. Mobile equipment was received and lateral development on the first two of five horizons was completed. Vertical development also commenced from 535m level up towards 300m level via mechanized raise climbing method. The existing, dormant hoisting plant was audited, yielding only minor deficiencies. Repairs to the plant have been completed and the hoist is ready to support rehabilitation of the existing shaft. Engineering and procurement is progressing well with all permanent material becoming available as per the construction schedule. Site infrastructure work has also begun in order to prepare for the civil works around the new hoisting plant and electrical substation footprint.

Construction of the Phase 4 North tailings facility expansion at the Bell Creek Complex is proceeding on plan with expected completion in early Q4 2016.

Timmins West

The Timmins West mine property is located in Bristol, Thorneloe and Carscallen Townships, Ontario, Canada, approximately 19km west of the town of Timmins. The Timmins West mine is comprised of the Timmins deposit, Thunder Creek deposit, and the newly-discovered 144 Gap deposit which is currently under development. Operations are exploiting zones of steeply-dipping sulfide gold mineralization occurring within or along favorable lithostructural occurrences associated with regional shear zones at a rate of approximately 2600 tpd by longhole stoping methods. Ore is trucked to the Bell Creek mill for processing. Proven and Probable mineral reserves at the Timmins West mine as of January 1, 2016 totaled 2.9 million tonnes at an average gold grade of 4.20 g/t containing 392,000 ounces of gold.

Underground Development and Production

Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with 2,855 metres of development completed in the third quarter. Progress was made on the infrastructure development at 144 Gap and included ramp, raise and lateral development to access the resource. Underground infill and definition drilling completed at the Timmins West mine in Q3 2016 to improve resource/reserve definition totaled 21,858 metres. A total of 80,730 metres of infill and definition drilling at the Timmins West mine have been completed year-to-date.

During Q3 2016, the Timmins West mine delivered approximately 229,652 tonnes of ore to surface, mined primarily from longitudinal and transverse longhole stopes on multiple production sublevels from the Timmins West and Thunder Creek deposits. Production was below plan due primarily to delays in development, which have been rectified. Year-to-date, the Timmins West mine delivered approximately 676,945 tonnes of ore to surface.

Bell Creek Mill

The Bell Creek mill processes ore from both the Timmins West mine and the Bell Creek mine. Ore is processed by single-stage crushing and single stage grinding, with a portion of the gold recovered by gravity methods, followed by pre-oxidation and cyanidation with carbon-in-leach and carbon-in-pulp recovery.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Mill operations averaged 3,289 tpd in Q3 2016. The mill processed a total of 302,579 tonnes with an average gold recovery of 96.6% . Production in Q3 2016 totaled 37,490 recovered gold ounces at an average head grade of 4.0 grams per tonne.

From April 1 to date, the mill processed 602,694 tonnes of ore at an average grade of 4.1 grams per tonne and an average recovery of 96.4%, for a total of 76,221 recovered gold ounces.

Subsequent to the end of Q3 2016, the Company signed an Impact Benefits Agreement (“IBA”) relating to the Company’s Bell Creek mine and surrounding properties with the Mattagami, Wahgoshig, Matachewan and Flying Post First Nation communities in the Timmins area of Northern Ontario. The IBA establishes a framework for continued consultation relating to the Company’s existing and future operations in and around Timmins, and provides long-term financial benefits to the four First Nation communities as well as opportunities in such areas as new business ventures, employment, training and education.

PROJECTS

La Arena copper-gold sulfide project

The La Arena copper-gold sulfide project is a large-tonnage porphyry deposit located in close proximity to the currently producing oxide gold deposit at the La Arena mine in Peru. Modeling of the porphyry deposit continued during Q3 2016 in support of an ongoing scoping study. In addition, the Company plans to complete a new drill program in 2017, to update the resource model and to obtain samples for metallurgical test work aimed at improving projected gold recoveries. Further studies may follow as the Company continues to evaluate the project.

Whitney project

The Whitney project is currently a joint venture for which the Company is the operator. Located adjacent to the Bell Creek Complex, the Whitney project covers approximately 8.9km 2 of highly prospective exploration property and has the potential to add significant new resources to the Company’s portfolio. Recent work by the Company includes drilling and environmental studies which could be used to support future resource updates.

Surface drilling during Q3 2016 continued to validate resources within a conceptual open-pit at the Whitney project and in the area west of the Halnor mine. 6,356 metres of definition was completed for the shallow pit study during the quarter (38,446 metres Q3 YTD 2016) and 5,814 metres of deeper extensional drilling was completed for the Q3 2016 and Q3 YTD 2016. Exploration focus will continue to assess other potential underground targets west of Halnor for the remainder of the year.

Further to the Company’s July 5, 2016 announcement regarding a proposed transaction to increase its ownership in the Whitney project to 100%, negotiations for a definitive agreement remain ongoing. The transaction is subject to execution of a definitive agreement and to the approval by the Company’s Board of Directors.

Other projects

The Company has assembled a projects team and has begun the initial evaluation of two high-priority exploration/development projects in Canada.

Fenn-Gib

Fenn-Gib is a large-scale, open-pit project located approximately 67kms east of the Company’s Bell Creek mine in Northern Ontario. Current resources at Fenn-Gib include 40.8 million tonnes at an average grade of 0.99 grams per tonne gold for 1.3 million ounces in the Indicated category and 24.5 million tonnes at an average grade of 0.95 grams per tonne for 0.75 million ounces in the Inferred category.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Juby

Juby is a large near-surface deposit located in the Shining Tree Area of Northern Ontario. Current resources include 26.6 million tonnes at an average grade of 1.28 grams per tonne for 1.1 million ounces in the Indicated category and 96.2 million tonnes at an average grade of 0.94 grams per tonne for 2.9 million ounces in the Inferred category.

EXPLORATION

Guatemala

All identified mineral resources at Escobal are located on the Escobal exploitation concession. Combined with the Juan Bosco exploration concession, these two concessions comprise the project area where mineralization is now defined over a 3,000 metre strike length and 2,000 metre vertical range.

Exploration at Escobal during Q3 2016 focused on drilling the deeper portions of the prospective area located between the Central and East Escobal zones from an underground drill station. A total of four holes for 1,879 metres were completed during the quarter (6 holes for 3,637 metres YTD). Guatemala exploration expenditures totaled $0.3 million for Q3 2016 and $0.6 million Q3 YTD 2016.

Peru

Exploration activity in Peru during Q3 2016 included step-out drilling at the Shahuindo project and drilling at the El Alizar target near the La Arena mine. Permitting activities continued for additional drilling slated for Q4 2016 at Shahuindo. In addition, early-staged exploration was carried out on high priority regional targets surrounding the La Arena and Shahuindo resource areas.

At El Alizar permits were received in early Q3 and drilling commenced in the northwest portion of the project area. A total of twelve holes for 2,533 metres were completed during the quarter with El Alizar exploration drilling YTD 2016 totaling 18 holes for 4,254 metres.

Exploration at the Shahuindo mine focused on step-out drilling to define new zones peripheral to the current pit margins. A total of 36 holes for 5,229 metres were completed during Q3 2016 in the San Lorenzo and San Jose zones peripheral and north of the current Shahuindo pit. Shahuindo exploration drilling YTD amounts to 72 holes for 11,039 metres. Peru exploration expenditures totaled $1.9 million for Q3 2016 and $3.7 million Q3 YTD 2016.

Canada

In May 2016 the Board of Directors approved additional spending to accelerate exploration and delineation of the 144 Gap area, Gold River, and Whitney project areas with a specific goal of increasing reserves and resources by 2.0 million gold ounces over the next four years.

A total of 31,993 metres of exploration drilling (39,602 metres YTD) were completed throughout the Timmins district throughout the quarter, primarily focused on extensional and step-out drilling at the Whitney, Gold River, Bell Creek secondary veins and 144 Trend targets.

At the Timmins West Complex underground exploration drilling, totaling 17,271 metres, tested near-mine expansion targets in the 144 Gap zone and new targets along the 144 trend. Exploration included testing stratigraphic contacts and structural features at the Gap SW and 144 South zones along the 144 Trend, and potential extension zones at the Thunder Creek Stock and the Gold River West target areas. YTD a total of 21,447 metres of extensional drilling were completed in the Timmins West Complex.

Exploration at the Bell Creek Mine concentrated on definition of deeper portions of the deposit and extensions of the near-mine secondary veins. Underground and surface exploration drilling targeted the potential east strike extensions of the NA and NA2 zones with 8,908 metres completed during the quarter (12,341 metres YTD). Further definition of these secondary veins will continue into Q4 2016. Expensed exploration expenditures amounted to $2.5 million for Q3 2016, and $3.2 million YTD.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of, among other things, the risks of doing business in foreign countries, the sustainability of operations and the dependence on operating mines and the risks associated with the various development projects. This document should be read in conjunction with Tahoe’s 2015 Annual Information Form (“AIF”) which includes a risk factor discussion under the heading “Description of Our Business – Risk Factors Relating to Our Business” and “ – Risk Factors Relating to Our Shares”, as well as Lake Shore Gold’s 2015 AIF which includes a risk factor discussion under the heading “Description of Business – Risk Factors” (in particular the risk factors entitled “Risk of Flooding” and “Risks Associated with Joint Venture Agreements”. Tahoe and Lake Shore Gold’s AIFs are available at www.sedar.com.

COUNTRY RISKS RELATED TO OPERATIONS

The Company’s operations are subject to political, economic, social and geographic risks. Mineral exploration and mining activities may be affected in varying degrees by government regulations relating to the mining industry, judicial activity or political change or instability. Operations may also be affected in varying degrees by government regulations and laws with respect to restrictions on production, permitting, real property, price controls, export controls, taxes, royalties, expropriation of property, environmental legislation and mine safety. Additional adverse effects could result from local protests impeding access to the Company’s properties through roadblocks or other public protests or attacks against our assets or personnel.

Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and constitutional government was not restored until 1985. In the past two decades, Guatemala has made progress in restructuring its political institutions and establishing democratic processes, however the country still suffers from social problems, including, but not limited to, a high crime rate, political corruption, malnutrition, poverty and uncertain land tenure. These issues could adversely affect the Company’s operations at the Escobal mine. In addition, local opposition to development projects often occurs. Opposition in the form of roadblocks, public protests or other means, by members of local communities, anti-mining NGOs, unemployed people and unions can occur on local, national and provincial routes. Renewed political unrest, changing government attitudes towards mining, or a political crisis could adversely affect the Company’s business and results of operations. The status of Guatemala as a developing country may make it more difficult for the Company to retain licenses and obtain required financing for projects.

After a decade of political instability and one of its worst economic crisis in history, Peru has experienced relative political stability and economic growth since the mid-1990s as a result of the restructuring of Peruvian institutions to create a free-market economy. Political tension, poverty, unemployment and social conflict still occur and may result in an adverse effect on the Company’s business and operations. In addition, illegal mining occurs in some regions of Peru, including in regions where the Company operates. Historically, unregulated mining operations have adversely impacted the environment, health and safety, human rights, security and the socio-economic fabric of the nearby communities. The Company is working to eliminate illegal mining and legitimize artisanal and informal mining on its concessions by utilizing government-sanctioned mitigation programs. However, illegal mining may still occur resulting in an adverse effect on the Company’s business and operations.

MATTERS RELATED TO ABORIGINAL RIGHTS IN CANADA

The Company’s Canadian mines, mineral properties and related mineral interests are located on and beneath lands that are or may be subject to claims of constitutionally protected aboriginal rights, aboriginal title and treaty rights. Canadian courts have set out certain tests that governments must adhere to in any permitting decisions that may affect asserted or established aboriginal rights and aboriginal title as well as treaty rights. This includes requirements for aboriginal consultation and, if appropriate, accommodation in respect of claimed but unproven aboriginal rights and title. It also includes requirements that must be met in order to justify any infringement of treaty rights, established aboriginal rights or aboriginal title (if proven and aboriginal consent has not been obtained). The Company does not have any mines or mineral properties in Canada in areas where aboriginal title has been proven to date.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The duties of consultation, accommodation and, where applicable, justification for infringement of aboriginal rights, aboriginal title and treaty rights apply to the federal and provincial governments, not to private companies. Canadian courts however, have held that governments can delegate certain procedural aspects of the duty to consult to private parties. Further, these governmental duties could affect the Company's interests in various indirect ways, including potential legal challenges to governmental permits that have been issued, challenges or delays in securing permits and approvals in future, the imposition of terms and conditions to address aboriginal interests and claims to lands or mineral interests.

In order to mitigate these risks, and in order to build constructive relations in the communities within which it operates, the Company is committed to working constructively with regulators and aboriginal communities to assist governments in fulfilling their duties to aboriginal peoples in respect of the Company’s Canadian mines and mineral properties. The Company is also committed to direct, bilateral engagements with aboriginal groups to explore opportunities for positive relations and mutual benefit. To this end, the Company is party to Impact and Benefits Agreements with local First Nations in respect of the Timmins operations that provide for education and training of First Nations members, employment opportunities, environmental care, and collaborative business opportunities. The Company has entered into an Impact and Benefits Agreement with five First Nations in respect of the Bell Creek mine, effective September 30, 2016.

RISKS RELATED TO THE LAKE SHORE GOLD ACQUISITION

The anticipated benefits from the Lake Shore Gold acquisition will depend in part on whether Tahoe and Lake Shore Gold’s operations can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, implementing uniform standards, controls, procedures and policies, as applicable, including the integration of Lake Shore Gold’s disclosure controls and procedures and internal control over financial reporting with our existing procedures and controls, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees.

RISKS RELATED TO INFORMATION SYSTEMS SECURITY

Attacks on the Company's information technology (“IT”) systems (or on systems of key third parties on which the Company relies), failure or non-availability of a key IT system or Industrial control system (“ICS") whether intentional or not, could result in disruptions to our operations, personal injury, property damage or financial or reputational risks. As the cyber threat landscape is ever changing, the Company’s primary focus includes: evaluating risk-prioritized controls, policies and procedures to protect against known and emerging threats; tools to provide automated monitoring and alerting; and disaster and backup recovery systems to restore systems and return to normal operations. The Company has implemented and tested system controls and infrastructure for disaster recovery for primary IT systems.

The Company's risk and exposure under these circumstances cannot be fully mitigated in consideration of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, networks, and data from attack or disclosure, damage or unauthorized access remain a priority. As cyber threats continue to emerge, the Company may be required to expend additional resources to continue to modify, enhance or refine protective measures and/or investigate and remediate any security vulnerabilities and processes.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

NON-GAAP FINANCIAL MEASURES

NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings and adjusted earnings per share. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine produces primarily silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “by-product”. The Company’s La Arena, Shahuindo and Timmins mines produce primarily gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “by-product”. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Consolidated adjusted earnings (loss) and consolidated adjusted earnings (loss) per share(1)(2)

The Company has adopted the reporting of consolidated adjusted earnings (loss) (“adjusted earnings (loss)”) and consolidated adjusted earnings (loss) per share (“adjusted earnings (loss) per share”) as a non-GAAP measure of a precious metals mining company’s operating performance. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated net earnings (loss) or consolidated net earnings (loss) per share and should be read in conjunction with such GAAP measures. Adjusted earnings (loss) and adjusted earnings (loss) per share are calculated as net earnings (loss) excluding i) non-cash impairment losses and reversals on mineral interest and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives, v) non-recurring provisions, vi) gains or losses on sale of assets and vii) any other non-recurring adjustments and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance. The Company calculates adjusted earnings (loss) and adjusted earnings (loss) per share on a consolidated basis.

			Q3 YTD	Q3 YTD
	Q3 2016	Q3 2015	2016	2015
Net earnings	$63,011	$13,255	$117,561	$35,806
Unrealized foreign exchange loss	2,318	910	1,823	484
Acquisition costs	64	3,731	11,085	10,849
Loss on conversion of debentures	-	-	32,304	-
Loss (gain) on derivative instruments (currency swap)	264	514	(803)	871
Adjusted earnings	$65,657	$18,410	$161,970	$48,010

Weighted average common shares outstanding
Basic (000’s)	311,407	227,372	282,335	200,970
Diluted (000’s)	312,108	227,590	282,672	201,213
Adjusted earnings per share
Basic	$0.21	$0.08	$0.57	$0.24
Diluted	$0.21	$0.08	$0.57	$0.24

(1)	Results of Lake Shore Gold prior to the date of acquisition on April 1, 2016 are excluded.
(2)	Results of Rio Alto prior to the date of acquisition on April 1, 2015 are excluded.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs and total production costs

The Company reports total cash costs and total production costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”) for the reporting of cash costs (silver) and the generally accepted standard of reporting cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the production costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.

Total cash costs (silver)

Total cash costs and total production costs per ounce of produced silver, net of by-product credits

Total cash costs and total production costs	Q3 2016	Q3 2015	Q3 YTD 2016	Q3 YTD 2015
Production costs	$31,794	$38,256	$94,736	$96,264
Change in product inventory	1,930	(4,211)	1,419	306
Royalties	3,671	8,258	12,937	29,431
Treatment and refining charges	8,262	8,855	24,426	23,530
Total cash costs before by-product credits(1)	$45,657	$51,158	$133,518	$149,531
Less gold credit	(2,707)	(3,103)	(8,303)	(7,356)
Less lead credit	(6,395)	(4,206)	(14,464)	(11,906)
Less zinc credit	(4,234)	(4,504)	(18,036)	(16,903)
Total cash costs net of by-product credits	$32,321	$39,275	$92,715	$113,357
Depreciation and depletion	12,244	13,504	40,301	35,718
Total production costs net of by-product credits	$44,565	$52,779	$133,016	$149,075

Silver ounces produced in concentrate (000’s)	4,976	5,820	16,387	14,887

Total cash costs per ounce before by-product credits	$9.18	$8.79	$8.15	$10.04
Total cash costs per ounce net of by-product credits	$6.50	$6.75	$5.66	$7.61
Total production costs per ounce net of by-product credits	$8.96	$9.07	$8.12	$10.01

(1)	Gold, lead and zinc by-product credits are calculated as follows:

		Q3 2016				Q3 2015
		Unit	Total	Credit per		Unit	Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Price	Credit	ounce
Gold Ounces	1,752	$1,545	$2,707	$0.54	2,761	$1,123	$3,103	$0.53
Lead Tonnes	1,917	$3,336	$6,395	$1.29	2,557	$1,672	$4,276	$0.73
Zinc Tonnes	2,656	$1,594	$4,234	$0.85	2,753	$1,636	$4,504	$0.77

		Q3 YTD 2016				Q3 YTD 2015
		Unit	Total	Credit per		Unit	Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Price	Credit	ounce
Gold Ounces	5,857	$1,418	$8,303	$0.51	6,445	$1,143	$7,365	$0.49
Lead Tonnes	6,705	$2,157	$14,464	$0.88	6,369	$1,869	$11,906	$0.80
Zinc Tonnes	9,505	$1,898	$18,036	$1.10	8,756	$1,931	$16,903	$1.14

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Total cash costs (gold)

Total cash costs and total production costs per ounce of produced gold, net of by-product credits

		Q3 2016
			Timmins
	La Arena	Shahuindo(2)	mines	Total
Production costs	$27,270	$5,595	$25,604	$58,469
Change in product inventory(3)	1,275	2,002	(2,982)	295
Royalties	-	-	1,241	1,241
Smelting and refining charges	281	97	39	417
Total cash costs before by-product credits	28,826	7,694	23,902	60,422
Silver credit(4)	(32)	(201)	(92)	(325)
Total cash costs net of by-product credits	28,794	7,493	23,810	60,097
Depreciation and depletion	5,472	2,485	7,708	15,665
Total production cost net of by-product credits	34,266	9,978	31,518	75,762

Gold ounces produced	48,516	10,099	37,490	96,105

Total cash costs per ounce before by- product credits	$594	$762	$638	$629
Total cash costs per ounce net of by- product credits	$593	$742	$635	$625
Total production costs per ounce net of by-product credits	$706	$988	$841	$788

		Q3 YTD 2016(1)
			Timmins
	La Arena	Shahuindo(2)	mines	Total
Production costs	$88,878	$11,738	$46,165	$146,781
Change in product inventory(3)	1,691	2,002	584	4,277
Royalties	-	-	2,131	2,131
Smelting and refining charges	1,004	242	85	1,331
Total cash costs before by-product credits	91,573	13,982	48,965	154,520
Silver credit(4)	(134)	(440)	(179)	(753)
Total cash costs net of by-product credits	91,439	13,542	48,786	153,767
Depreciation and depletion	18,047	4,468	19,425	41,940
Total production cost net of by-product credits	109,486	18,010	68,211	195,707

Gold ounces produced(4)	145,968	21,227	76,221	243,416

Total cash costs per ounce before by- product credits	$627	$659	$642	$635
Total cash costs per ounce net of by- product credits	$626	$638	$640	$632
Total production costs per ounce net of by-product credits	$750	$848	$895	$804

(1)	Q3 YTD 2016 figures include data from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold.
(2)	Q3 YTD 2016 figures include data from Shahuindo beginning May 1, 2016, the commencement date of commercial production.
(3)

Change in product inventory at Shahuindo for Q3 2016 and Q3 YTD 2016 includes costs related to gold produced in doré, but not sold as at September 30, 2016. Costs associated with the build-up of stockpile during the commissioning phase which remain work in process inventory at September 30, 2016 have been excluded from the inventory movements in the period.

(4)	Gold ounces produced at La Arena and Shahuindo are gold ounces produced in doré.
(5)	Consolidated silver by-product credits are calculated as follows:

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

		Q3 2016				Q3 YTD 2016
		Unit	Total	Credit per			Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Silver Ounces	19,233	$16.90	$325	$3.38	46,805	$16.09	$753	$3.09

	Q3 2015(1)(2)(3)
	La Arena	Shahuindo	Timmins mines	Total
Production costs	$34,281	$-	$-	$34,281
Change in product inventory	(2,731)	-	-	(2,731)
Total cash costs before by-product credits	31,547	-	-	31,547
Silver credit(4)	(81)	-	-	(81)
Total cash costs net of by-product credits	31,466	-	-	31,466
Depreciation and depletion	11,315	-	-	11,315
Total production cost net of by-product credits	42,315	-	-	42,315

Gold ounces produced in doré	57,415	-	-	57,415

Total cash costs per ounce before by- product credits	$549	$-	$-	$549
Total cash costs per ounce net of by- product credits	$548	$-	$-	$548
Total production costs per ounce net of by- product credits	$745	$-	$-	$745

	Q3 YTD 2015(1)(2)(3)
	La Arena	Shahuindo	Timmins mines	Total
Production costs	$78,724	$-	$-	$78,724
Change in product inventory	(14,480)	-	-	(14,480)
Total cash costs before by-product credits	64,244	-	-	64,244
Silver credit(4)	(181)	-	-	(181)
Total cash costs net of by-product credits	64,063	-	-	64,063
Depreciation and depletion	19,858	-	-	19,858
Total production cost net of by-product credits	83,921	-	-	83,921

Gold ounces produced in doré	117,697	-	-	117,697

Total cash costs per ounce before by- product credits	$546	$-	$-	$546
Total cash costs per ounce net of by- product credits	$544	$-	$-	$544
Total production costs per ounce net of by-product credits	$713	$-	$-	$713

(1)	Q3 2015 and Q3 YTD 2015 comparative figures exclude data from the Timmins mines.
(2)	Q3 YTD 2015 figures include data from the La Arena mine beginning April 1, 2015, the date of acquisition of Rio Alto.
(3)	Q3 2015 and Q3 YTD 2015 comparative figures exclude data from the Shahuindo mine as commercial production was declared May 1, 2016.
(4)	Silver by-product credits are calculated as follows:

		Q3 2015				Q3 YTD 2015
		Unit	Total	Credit per			Total	Credit per
	Quantity	Price	Credit	ounce	Quantity	Unit Price	Credit	ounce
Silver Ounces	6,546	$12.37	$81	$1.41	12,649	$14.31	$181	$1.54

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operation, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver and gold from its operation, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

The following tables provide reconciliations of consolidated net earnings to consolidated adjusted earnings and reconciliations of total production costs, total cash costs and all-in sustaining costs to the interim financial statements for the three and nine months ended September 30, 2016 and 2015 for each operating segment of the Company.

All-in sustaining costs (silver)

Total all-in sustaining costs per ounce of produced silver, net of by-product credits

All-in sustaining costs	Q3 2016	Q3 2015	Q3 YTD 2016	Q3 YTD 2015
Total cash costs net of by-product credits	$32,321	$39,275	$92,715	$113,357
Sustaining capital(1)	5,909	7,747	16,736	20,832
Exploration	401	490	720	1,449
Reclamation cost accretion	52	48	140	147
General and administrative expenses	4,504	9,017	13,439	23,398
All-in sustaining costs	$43,187	$56,577	$123,750	$159,183

Silver ounces produced in concentrate (000’s)	4,976	5,820	16,387	14,887

All-in sustaining costs per ounce produced net of by-product credits	$8.68	$9.72	$7.55	$10.69

(1)	Sustaining capital includes underground development and surface sustaining capital expenditures.

All-in sustaining costs (gold)

Total all-in sustaining costs per ounce of produced gold, net of by-product credits

		Q3 2016
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$28,794	$7,493	$23,810	$60,097
Sustaining capital	9,321	2,050	14,944	26,315
Exploration	510	1,415	1,863	3,788
Reclamation cost accretion	297	165	25	487
General and administrative expenses(3)	2,987	(1,127)	1,063	2,923
All-in sustaining costs	41,909	9,996	41,705	93,610

Gold ounces produced	48,516	10,099	37,490	96,105

All-in sustaining costs per ounce produced net of by-product credits	$864	$990	$1,112	$974

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

		Q3 YTD 2016(1)(2)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$91,439	$13,542	$48,786	$153,767
Sustaining capital	22,311	8,649	32,199	63,159
Exploration	1,096	2,565	2,545	6,206
Reclamation cost accretion	957	642	48	1,647
General and administrative expenses(3)	9,571	1,300	2,624	13,495
All-in sustaining costs	125,374	26,698	86,202	238,274

Gold ounces produced	145,968	21,227	76,221	243,416

All-in sustaining costs per ounce produced net of by-product credits	$859	$1,258	$1,131	$979

(1)	Q3 YTD 2016 figures include data from the Timmins mines beginning April 1, 2016, the date of acquisition of Lake Shore Gold.
(2)	Q3 YTD 2016 figures include data from Shahuindo beginning May 1, 2016, the commencement date of commercial production.
(3)	General and administrative expenses at Shahuindo include a year-to-date adjustment to assign certain costs to production and other expense.

	Q3 2015(1)(2)(3)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$31,466	$-	$-	$31,466
Sustaining capital	8,104	-	-	8,104
Exploration	591	-	-	591
Reclamation cost accretion	199	-	-	199
General and administrative expenses	1,505	-	-	1,505
All-in sustaining costs	41,865	-	-	41,865

Gold ounces produced in doré	57,415	-	-	57,415

All-in sustaining costs per ounce produced net of by-product credits	$729	$-	$-	$729

	Q3 YTD 2015(1)(2)(3)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$64,063	$-	$-	$64,063
Sustaining capital	14,033	-	-	14,033
Exploration	957	-	-	957
Reclamation cost accretion	568	-	-	568
General and administrative expenses	2,279	-	-	2,279
All-in sustaining costs	81,900	-	-	81,900

Gold ounces produced in doré	117,697	-	-	117,697

All-in sustaining costs per ounce produced net of by-product credits	$696	$-	$-	$696

(1)	Q3 2015 and Q3 YTD 2015 comparative figures exclude data from the Timmins mines.
(2)	Q3 YTD 2015 figures include data from the La Arena mine beginning April 1, 2015, the date of acquisition of Rio Alto.
(3)	Q3 2015 and Q3 YTD 2015 comparative figures exclude data from the Shahuindo mine as commercial production was declared May 1, 2016.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CASH FLOW, LIQUIDITY, CAPITAL RESOURCES AND OTHER INFORMATION

CASH FLOW

Q3 2016 vs. Q3 2015

Cash provided by operating activities before changes in working capital was $126.0 million for Q3 2016, compared to $53.0 million for Q3 2015. Net cash provided by operating activities totaled $78.7 million for Q3 2016, compared to $52.7 million for Q3 2015. These increases are primarily due to the addition of production from the Timmins mines acquired during 2016, in addition to production from Shahuindo, having reached commercial production during Q2 2016.

Investing activities consisted of additions to property, plant, and equipment of $59.6 million during Q3 2016, compared to $38.1 million during Q3 2015. Investment activities included on-going leach pad and waste dump construction at La Arena and Shahuindo, equipment procurement and personnel engagement for the initiation of the Bell Creek shaft project, tailings impoundment expansion at Bell Creek, resource infill and stope definition drilling at the Timmins mines, ongoing development at Escobal, and various infrastructure construction including the crushing and agglomeration circuit at Shahuindo and improvements at all of the Company’s operations.

Financing activities resulted in a cash outflow of $27.6 million during Q3 2016 compared to cash outflows of $14.7 million during Q3 2015. The Q3 2016 outflow was primarily due to the $18.7 million payment of dividends, a $1.0 million payment of interest and financing fees and $13.4 million in payments on the finance leases (including $10.8 million related to the retirement of the sale-leaseback lease obligation) offset by $4.1 million in proceeds from the issuance of common shares on exercise of share options. The Q3 2015 cash outflow was primarily due to the $13.6 million payment of dividends, $1.6 million in payments on the finance leases and $0.7 million in interest and financing fees paid offset by $1.3 million in proceeds from the issuance of common shares on exercise of share options.

Q3 YTD 2016 vs. Q3 YTD 2015

Cash provided by operating activities before changes in working capital was $311.3 million for Q3 YTD 2016, compared to $129.9 million for Q3 YTD 2015. Net cash provided by operating activities totaled $141.7 million for Q3 YTD 2016, compared to $112.9 million for Q3 YTD 2015. These increases are primarily due to the increased production from La Arena as a result of the inclusion of a full nine months during 2016 in addition to five months of operating activities at Shahuindo after declaring commercial production on May 1, 2016 in addition to the positive impact during Q3 YTD 2016 from the addition of the Timmins mines beginning April 1, 2016, the date of acquisition.

Investing activities consisted of additions to property, plant, and equipment of $126.5 million during Q3 YTD 2016, compared to $77.4 million during Q3 YTD 2015. Investment activities included on-going leach pad and waste dump construction at La Arena and Shahuindo, mine construction, including plant, pit, pad and other various construction activities at Shahuindo prior to declaration of commercial production on May 1, 2016, equipment procurement and personnel engagement for the initiation of the Bell Creek shaft project, tailings impoundment expansion at Bell Creek, resource infill and stope definition drilling at the Timmins mines, ongoing development at Escobal, and various infrastructure construction including the crushing and agglomeration circuit at Shahuindo and improvements at all of the Company’s operations. These additions were offset by $70.2 million in cash acquired through the Lake Shore Gold acquisition in Q3 YTD 2016 and $61.7 million in cash acquired through the Rio Alto acquisition in Q3 YTD 2015.

Financing activities resulted in a cash outflow of $52.7 million during Q3 YTD 2016 compared to an outflow of $65.9 million during Q3 YTD 2015. The Q3 YTD 2016 outflow was primarily to the $50.7 million payment of dividends, a $4.2 million payment of interest and financing fees and $19.1 million in payments on the finance leases (including $10.8 million related to the retirement of the sale-leaseback lease obligation) partially offset by $19.6 million in proceeds from the issuance of common shares on exercise of share options. The Q3 YTD 2015 outflow was primarily due to the repayment of the loan facility of $50.0 million in addition to $36.1 million relating to the payment of dividends, $3.3 million in payments on the finance leases and $3.0 million in interest and financing fees paid.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash and cash equivalents balance at September 30, 2016 was $142.4 million compared to $108.7 million at December 31, 2015.

The Company had working capital of $168.3 million and non-current liabilities of $276.2 million at September 30, 2016 of which $195.0 million relates to non-cash deferred tax liabilities. This compares to working capital of $77.3 million at December 31, 2015 and non-current liabilities of $187.6 million of which $134.6 million relates to non-cash deferred tax liabilities. The $90.9 million change in working capital position was primarily due to a $33.8 million increase in cash and cash equivalents combined with a $31.8 million increase in the concentrate sales accounts receivable and an increase in inventories of $43.8 million primarily as a result of the buildup of product inventories. These were partially offset by increases in accounts payable and accrued liabilities and the current portion of lease obligation of $14.2 million and $3.7 million, respectively.

It is the opinion of management, based on the Company’s current liquidity position, continued steady state operations and sale of concentrate and doré production, that the Company’s liquid assets will be sufficient to discharge liabilities, and to continue funding operations. The Company may consider alternative financing arrangements to meet its strategic needs. Refer to the “Debt Facilities” section of this MD&A for further information.

The Company’s capital consists of the following:

	September 30,	December 31,
	2016	2015
Equity	$2,586,357	$1,664,031
Debt	35,000	35,000
Lease obligations	19,240	13,862
	2,640,597	1,712,893
Less: cash and cash equivalents	(142,426)	(108,667)
Less: restricted cash	(4,723)	(2,500)
	$2,493,448	$1,601,726

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the credit facility and finance leases.

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2015.

Dividends declared and paid during Q3 2016 and Q3 YTD 2016 totaled $18.7 million and $50.7 million, respectively (Q3 2015 and Q3 YTD 2015: $13.6 million and $36.1 million, respectively).

DEBT FACILITIES

Credit facility

On April 8, 2016, the Company signed a credit agreement with an international bank for a credit facility (the “Facility”) for an aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. This rate was reset on October 11, 2016. The Facility has a two-year term, maturing April 9, 2018.

On April 8, 2016, proceeds from the Facility were used to repay the $35 million loan (the “Loan”) which was acquired as part of the acquisition of Rio Alto on April 1, 2015.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Loan

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired the Loan. The funds were used for general working capital purposes. As security for the Loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba S.A.C. and the rights of collection of future cash flows derived from metal sales at the La Arena mine.

The Loan had an original one-year term, maturing June 16, 2015 bearing interest at 30-day LIBOR plus 2.60% . Upon maturity, the loan was extended an additional nine months to March 16, 2016 and was further amended to reflect a maturity date of April 16, 2016. All other terms remained per the original contract.

On April 8, 2016, the Loan was repaid in full using the proceeds of the Facility.

Revolving credit facility

On August 10, 2015, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the “Revolving Facility”) for an aggregate amount of $150 million. Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is based on the Company’s consolidated net leverage ratio.

Standby fees for the undrawn portion of the Revolving Facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were $0.2 million and $0.6 million for Q3 2016 and Q3 YTD 2016, respectively (Q3 2015 and Q3 YTD 2016: $0.1 million and $0.1 million, respectively). The term for the Revolving Facility is three years and proceeds may be used for general corporate purposes. As at the date of this MD&A, the Company had not drawn on the Revolving Facility.

The Company is currently in compliance with all covenants associated with the Revolving Facility and the Facility.

LEASE OBLIGATIONS

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired a lease obligation in the form of a sale-leaseback agreement entered into on January 29, 2015 for the La Ramada substation (“La Ramada”) in Peru. La Ramada was sold for $20.7 million in exchange for cash and a deferred gain on sale of $0.6 million was recognized and is being amortized over the term of the sale-leaseback. Subsequent to the sale of La Ramada but on the same date, a leaseback transaction was entered into in the amount of $20.7 million for a term of three years with quarterly instalments of interest and principal at an effective interest rate of 6.95% and $1.2 million in principal on the lease was immediately repaid. On April 1, 2015, the lease obligation had a fair value of $19.3 million. The agreement is a finance lease and a corresponding asset has been recognized within mineral interests.

On August 5, 2016, the lease obligation was retired for a total of $11.0 million. Refer to the “Highlights – La Ramada Sale-Leaseback” section of this MD&A.

As part of the acquisition of Lake Shore Gold on April 1, 2016, the Company acquired finance lease obligations related to equipment and vehicles, expiring between 2016 and 2018 with interest rates between 0.9% and 6.85% . The Company has the option to purchase the equipment and vehicles leased at the end of the terms of the leases, for a nominal amount. The Company’s obligations under the finance leases are secured by the lessor’s title to the leased assets. The fair values of the finance lease liabilities approximate their carrying amount.

In addition to the finance leases acquired as part of the Lake Shore Gold acquisition, the Company also acquired a finance lease obligation in the form of a sale-leaseback transaction whereby the Company sold certain mobile equipment for CAD$7.3 million and leased them back for a period of 36 months. The sale-leaseback bears interest at 3.7% and is paid through 12 quarterly instalments of principal and interest with the final payment having been paid on October 1, 2016. Upon final payment, the Company elected the option to purchase all the equipment in early 2017 for CAD$1.3 million.

At September 30, 2016, the Company had total lease obligations of $19.2 million (December 31, 2015: $13.9 million).

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

COMMITMENTS AND CONTINGENCIES

The Company’s significant undiscounted commitments at September 30, 2016 are as follows:

				September 30,	December 31,
				2016	2015
	1 year	2-5 years	5+ years	Total	Total
Accounts payable and accrued liabilities and other current liabilities	$113,991	$-	$-	$113,991	$99,748
Debt	35,000	-	-	35,000	35,000
Income tax payable	9,442	-	-	9,442	9,981
Lease and contractual agreements	9,865	9,375	-	19,240	9,477
Commitments to purchase equipment, services, materials and supplies	74,483	6,636	-	81,119	85,230
Other non-current liabilities	-	8,297	-	8,297	5,674
Reclamation provision	-	1,044	95,699	96,743	69,401
	$242,781	$25,352	$95,699	$363,832	$314,511

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

USE OF FINANCIAL INSTRUMENTS

The principal financial instruments currently affecting the Company’s financial condition are cash and cash equivalents, restricted cash, trade and other receivables (including provisionally priced accounts receivable), other financial assets, accounts payable and accrued liabilities, debt, finance leases and a currency swap. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Switzerland, Guatemala and Peru to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions and are redeemable on demand.

Currency Swap

Concurrent with the sale-leaseback agreement discussed in the “Cash Flow, Liquidity, Capital Resources and Other Information - Lease Obligation” section of this MD&A, a cross-currency swap (the “Currency Swap”) was entered into in the amount of $23.6 million at a fixed exchange rate of 2.96 Peruvian soles to one USD with quarterly instalments of principal and interest over a 3-year term. The changes in the fair value of the Currency Swap are recognized in the statement of operations as an unrealized gain or loss. On August 3, 2016, concurrent with the retirement of the La Ramada lease obligation, the currency swap was discharged for a total cost of $1.9 million. Refer to the “Highlights – La Ramada Sale-Leaseback” section of this MD&A.

ASSET VALUATION

There have been no events or changes in circumstances that would indicate either an impairment of the Company’s assets as at September 30, 2016 or the reversal of impairments previously taken.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

OUTSTANDING SHARE DATA

As at November 3, 2016, the Company had 311,132,973 issued and outstanding common shares, 3,320,754 issued and outstanding options and 466,000 issued and outstanding DSAs.

DIVIDENDS

The Company declared and paid dividends of $18.7 million and $50.7 during Q3 2016 and Q3 YTD 2016, respectively (Q3 2015 and Q3 YTD 2015: $13.6 million and $36.1 million, respectively) and declared and paid dividends of $5.9 million during October 2016 (October 2015: $4.5 million). This increase in dividend payments over Q3 2015 relates to the additional shares outstanding as a result of the acquisition of Lake Shore Gold on April 1, 2016. As a result of shareholder enrolment in the Dividend Reinvestment Plan during October 2016, $0.4 million was reinvested for a total issuance of 30,689 common shares of the Company.

CHANGES IN ACCOUNTING POLICIES AND STANDARDS

Application of new and revised accounting standards effective January 1, 2016

The Company has evaluated the new and revised IFRS standards and has also expanded accounting policies as a result of the acquisition of Lake Shore Gold and has determined that there is no material impact on the interim financial statements upon adoption. These accounting standards are disclosed in notes 3 and 4a) of the interim financial statements.

Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for 2016, and have not been applied in preparing the interim financial statements. The Company is currently evaluating the impact that future accounting standards and interpretations may have on its consolidated financial statements. Details of these standards and interpretations are disclosed in note 4b) of the interim financial statements.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s determination of functional currency, the review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments and the determination of amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

A more extensive discussion of critical accounting estimates and other accounting policies is contained in the Company’s consolidated financial statements. During the three and nine months ended September 30, 2016, there have been no changes to these policies, except as disclosed in note 3 of the Company’s interim financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting (“ICFR”). Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by this report.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including ICFR. To design and evaluate its ICFR, the Company used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”).

The Company’s ICFR include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.

Management assessed the effectiveness of the Company’s ICFR as at December 31, 2015, based on the criteria set forth in the 2013 COSO Framework and concluded that the Company’s ICFR was effective and provided reasonable assurance that financial information was recorded, processed, summarized and reported in a timely manner as at December 31, 2015.

In accordance with National Instrument 52-109, the design of ICFR excludes the controls, policies and procedures of Lake Shore Gold on the basis that not more than 365 days has passed since the acquisition date of April 1, 2016 (comparative period ending September 30, 2015 exluded the controls, policies and procedures of Rio Alto on the basis that not more than 365 days had passed since the acquisition date of April 1, 2015).

Other than the limitation described above, there were no changes in the Company’s ICFR during Q3 2016 that have materially affected or are reasonably likely to materially affect the Company’s ICFR.

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

TECHNICAL INFORMATION

Charles Muerhoff, Vice President Technical Services and Qualified Person as defined in National Instrument 43-101 has reviewed and approved the scientific and technical information contained in this MD&A.

The basis of the Mineral Reserve estimate for the Escobal mine is from Escobal Mine Guatemala NI 43-101 Feasibility Study dated November 5, 2014. Mineral Reserves were reported using a cut-off grade calculated from the net smelter return value minus production costs using metal prices of $22.50/oz silver, $1,300/oz gold, $1.00/lb lead and $0.95/lb zinc. Mineral Reserves reported at January 1, 2016 calculated by subtracting mine depletion volumes from the Mineral Reserve estimate stated in the aforementioned technical report.

The basis of the oxide Mineral Reserve estimate for the La Arena mine is from La Arena Project, Peru Technical Report (NI 43-101) dated February 27, 2015. Mineral Reserves were reported using a cut-off grade of 0.1 g/t gold within a pit designed from a $1,200/oz gold pit shell. Mineral Reserves reported at January 1, 2016 calculated by subtracting mine depletion volumes from the Mineral Reserve estimate stated in the aforementioned technical report.

Mineral Reserve estimate for the Shahuindo mine is from Technical Report on the Shahuindo Mine, Cajabamba, Peru dated January 25, 2016. The effective date of the Mineral Reserve estimate is November 1, 2015. Oxide Mineral Reserves reported using a gold cut-off grade of 0.18 g/t within a pit designed from a $1,200/oz gold pit shell.

Mineral Reserve estimate for the Timmins West mine is from 43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada dated February 29, 2016. The effective date of the Mineral Reserve estimate is December 31, 2015. Mineral Reserves reported using a gold cut-off grade of 2.3 g/t and a gold price of $1,100/oz.

Mineral Reserve estimate for the Bell Creek mine is from the news release Lake Shore Gold Announces Updated Resources and Reserves dated March 10, 2016. The effective date of the Mineral Reserve estimate is December 31, 2015. Mineral Reserves reported using a gold cut-off grade of 2.5 g/t and a gold price of $1,100/oz. A complete description of the data, assumptions and procedures used to estimate Mineral Reserves can be found in NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada dated March 27, 2015 and authored by Lake Shore Gold Corp.

Mineral Resource estimate for the Fenn-Gib project is from Fenn-Gib Resource Estimate Technical Report, Timmins Canada dated November 17, 2011. for Lake Shore Gold Corp. The effective date of the Mineral Resource estimate is November 17, 2011. Indicated Mineral Resources reported using a gold cut-off grade of 0.5 g/t within an optimized $1,190/oz gold pit shell. Inferred Mineral Resources within an optimized $1,190/oz gold pit shell reported using a gold cut-off grade of 0.5 g/t; Inferred Mineral Resources outside of the optimized pit shell reported using a gold cut-off grade of 1.5 g/t.

Mineral Resource estimate for the Juby project is from Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario dated February 24, 2014. The effective date of the Mineral Resource estimate is February 24, 2014. Mineral Resources reported using a gold cut-off grade of 0.4 g/t.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions or statements identify forward-looking statements. Forward-looking statements include, but are not limited to, statements related to the following: the 2016 operations outlook and production guidance, including estimates related to gold and silver mineral reserves and mineral resources, production, total cash cost per ounce, all-in sustaining cost per ounce, capital expenditures, corporate general and administration expenses and exploration expenses; the results of MEM’s court-ordered hearing of a historical opposition to the Escobal exploitation license; estimated royalty to be paid in Guatemala in 2016; the sensitivity of Escobal’s total cash costs and AISC to changes in diesel prices; the timing for re-commissioning and deepening the shaft at the Bell Creek Mine, which is expected to add 40,000 of new annual production at Bell Creek in 2018 the continued commercial production at Shahuindo; the timing of sustaining capital projects; the expectation of meeting production targets; the timing of establishing permanent water supplies of process water at Shahuindo; and the timing and cost of the design, procurement, and construction of the crushing and agglomeration plant at Shahuindo.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in the jurisdictions in which the Company operates; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; drought and other environmental conditions outside the Company’s control; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s AIF under the heading “Description of Our Business – Risk Factors”, available on SEDAR at www.sedar.com.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws. For a discussion of risks and uncertainties affecting the Company’s Canadian operations, see Lake Shore Gold’s most recent AIF and other regulatory filings with the Canadian Securities Administrators, which are available on SEDAR under Lake Shore Gold’s issuer profile at www.sedar.com.

Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2016 and 2015
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under National Instrument 43-101 Standards of Disclosure for Mineral Projects, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and mineral resource and mineral reserve information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.